UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐      No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐      No ☒

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 4D Year: 2020

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, May 03, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced audited results for full year and fourth quarter 2020. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2020 and 2019, in millions of Mexican pesos.

	2020	Margin	2019	Margin	Change
		%		%	%
Net sales	97,361.6	100.0	101,757.2	100.0	(4.3)
Operating segment income(1)	40,510.9	38.8	41,032.1	38.6	(1.3)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, decreased by 4.3% to Ps.97,361.6 million in 2020 compared with Ps.101,757.2 million in 2019. This decreased was due to revenue decline in the Other Businesses and Content segments. Operating segment income decreased 1.3%, but margin was higher than 2019 and reached 38.8%.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2020 and 2019, in millions of Mexican pesos:

	2020	Margin	2019	Margin	Change
		%		%	%
Net sales	97,361.6	100.0	101,757.2	100.0	(4.3)
Net income	302.8	0.3	6,106.8	6.0	(95.0)
Net (loss) income attributable to stockholders of the Company	(1,250.3)	(1.3)	4,626.1	4.5	n/a
Segment net sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Operating segment income (1)	40,510.9	38.8	41,032.1	38.6	(1.3)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net income or loss attributable to stockholders of the Company amounted to a net loss of Ps.1,250.3 million for 2020, compared with a net income of Ps.4,626.1 million for 2019. The unfavorable net change of Ps.5,876.4 million, reflected (i) a Ps.6,320.8 million unfavorable change in share of income or loss of associates and joint ventures, net; (ii) a Ps.2,559.4 million increase in income taxes; (iii) a Ps.777.9 million decrease in income before depreciation and amortization; (iv) a Ps.252.0 million increase in depreciation and amortization; and (v) a Ps.72.4 million increase in net income attributable to non-controlling interests.
These unfavorable variances were partially offset by (i) a Ps.2,555.8 million decrease in finance expense, net; and (ii) a Ps.1,550.3 million favorable change in other income (expense), net.

Disclosure of nature of business

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.
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Disclosure of management’s objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.
We also intend to continue developing and expanding Sky, our DTH platform, and our cable business. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the cable industry in accordance with the consolidation of the cable market in Mexico.
We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments. However, we also continue to evaluate our portfolio of assets, in order to determine whether to dispose of select non-core operations.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2021, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2021 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2021 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2020 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related to the COVID-19 Pandemic:

•	COVID-19 Pandemic may have a material adverse effect on our business, financial position and results of operations.
•	We cannot predict what effects the COVID-19 relief plan announced by the Mexican Federal Government will have in our results of operations and the overall economy.

Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

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Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Weaknesses in internal controls over financial reporting
•	Results of operations of UHI
•	The Pendency of the 2021 Transaction
•	Uncertainty in global financial markets
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico

COVID-19 Impact

The COVID-19 pandemic has affected our business, financial position and results of operations for the quarter ended March 31, 2021, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

Although vaccination efforts have started countrywide since January 2021, the Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most of non-essential economic activities are open with some limitations, mainly on capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended March 31, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.
As of the date of this report, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the fourth quarter ended March 31, 2021, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government.  During the quarter ended March 31, 2021, our Content business continued to recover as a result of the easing of lockdown restrictions in some jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on our platforms.
In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some limitations and taking the corresponding sanitary measures, and to date some of our casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted including restrictions on capacity and operating hours which may affect the results of our Other Businesses segment in the following months.
Notwithstanding the foregoing, the authorities may impose further restrictions on essential and non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.
The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

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Transaction 2021

On April 13, 2021, we and Univision Holdings, Inc., or UHI, announced a definitive transaction agreement in which our content and media assets will be combined with UHI to create the largest Spanish-language media company in the world.

We will continue to participate in UHI’s growth potential by remaining the largest shareholder in UHI, with an equity stake of approximately 45% following the transaction. We will also retain ownership of our Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

We will contribute the assets specified in the 2021 Transaction Agreement, including, subject to certain exceptions, our Content business included in our Content business segment to UHI for U.S.$4.5 billion in a combination of cash (U.S.$3 billion) and U.S.$1.5 billion of common and preferred shares of UHI.

In connection with the transaction, UHI will receive all assets, IP and library related to the News division of our Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family.

The Boards of Directors of the Company and UHI have approved the combination. The transaction is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States, Mexico and Colombia, among others, and approval of the Company’s shareholders.

As a result of the transaction, we expect that our cash and cash equivalents will increase by U.S.$3,000 million, and our investment in common and preferred shares of UHI will increase by U.S.$1,500 million when the transaction is completed. We expect to recognize a net gain on disposition of discontinued operations in our consolidated statement of income in connection with the disposition of our Content business segment and the related assets specified in the 2021 Transaction Agreement. Additionally, after the transaction is completed, we expect increases in our consolidated share of income in associates derived from a larger ownership in UHI and in consolidated finance income derived from the returns from our investments in preferred shares issued by UHI to us in the transaction. These expected effects will be partially offset in our consolidated statement of income by a reduction in our consolidated operating income resulting primarily from the disposal of our Content business segment. We will continue to consolidate the results of our Content business segment until we cease to have control of this business segment, in accordance with the terms of the 2021 Transaction Agreement.

Disclosure of results of operations and prospects

The following table presents full year consolidated results ended December 31, 2020 and 2019, for each of our business segments, in millions of Mexican pesos.

Net Sales	2020	%	2019	%	Change %
Cable	45,367.1	43.5	41,702.0	39.2	8.8
Sky	22,134.7	21.2	21,347.1	20.1	3.7
Content	32,613.0	31.2	35,060.5	33.0	(7.0)
Other Businesses	4,276.0	4.1	8,200.3	7.7	(47.9)
Segment Net Sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Intersegment Operations(1)	(7,252.5)		(5,394.1)
Net Sales	97,138.3		100,915.8		(3.7)
Disposed Operations (2)	223.3	n/a	841.4	n/a	n/a
Consolidated Net Sales	97,361.6		101,757.2		(4.3)

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Operating Segment Income(3)	2020	Margin %	2019	Margin %	Change %
Cable	18,898.3	41.7	17,797.6	42.7	6.2
Sky	9,135.3	41.3	9,121.2	42.7	0.2
Content	12,360.8	37.9	12,649.1	36.1	(2.3)
Other Businesses	116.5	2.7	1,464.2	17.9	(92.0)
Operating Segment Income	40,510.9	38.8	41,032.1	38.6	(1.3)
Corporate Expenses	(1,882.9)	(1.8)	(1,888.4)	(1.8)	0.3
Depreciation and Amortization	(21,260.8)	(21.8)	(21,008.8)	(20.6)	(1.2)
Other Income (Expense), net	233.7	0.2	(1,316.6)	(1.3)	n/a
Intersegment Operations(1)	(71.5)	(0.1)	(72.2)	(0.1)	1.0
Disposed Operations (2)	(4.0)	n/a	258.9	n/a	n/a
Operating Income	17,525.4	18.0	17,005.0	16.7	3.1
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.

(3) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

The following table presents fourth quarter consolidated results ended December 31, 2020 and 2019, for each of our business segments. Fourth quarter consolidated results for 2020 and 2019 are presented in millions of Mexican pesos.

Net Sales	4Q’20%		4Q’19%		Change %
Cable	11,825.7	39.8	11,016.1	37.3	7.3
Sky	5,616.7	18.9	5,379.1	18.2	4.4
Content	11,111.5	37.4	11,166.6	37.9	(0.5)
Other Businesses	1,170.0	3.9	1,933.9	6.6	(39.5)
Segment Net Sales	29,723.9	100.0	29,495.7	100.0	0.8
Intersegment Operations(1)	(1,941.2)		(1,495.3)
Net Sales	27,782.7		28,000.4		(0.8)
Disposed operations (2)	-	n/a	267.8	n/a	n/a
Consolidated Net Sales	27,782.7		28,268.2		(1.7)

Operating Segment Income(3)	4Q’20	Margin %	4Q’19	Margin %	Change %
Cable	4,954.8	41.9	4,545.0	41.3	9.0
Sky	2,143.2	38.2	2,108.9	39.2	1.6
Content	5,371.4	48.3	4,341.2	38.9	23.7
Other Businesses	164.6	14.1	96.7	5.0	70.2
Operating Segment Income	12,634.0	42.5	11,091.8	37.6	13.9
Corporate Expenses	(718.2)	(2.4)	(496.7)	(1.7)	(44.6)
Depreciation and Amortization	(5,639.3)	(20.3)	(5,392.4)	(19.1)	(4.6)
Other Expense, net	(423.7)	(1.5)	(455.3)	(1.6)	6.9
Intersegment Operations(1)	(16.3)	(0.1)	(18.8)	(0.1)	13.3
Disposed operations (2)	-	n/a	100.3	n/a	n/a
Operating Income	5,836.5	21.0	4,828.9	17.1	20.9
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended December 31, 2020 and 2019.

(3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
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Cable

Total net additions for the quarter were approximately 223.1 thousand RGUs. Quarterly growth was mainly driven by 127.6 thousand broadband net additions and 109.3 thousand voice net additions. Video RGUs decreased by 49.2 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2020 and 2019.

RGUs	4Q’20 Net Adds	2020 Net Adds	2020	2019
Video	(49,226)	(34,181)	4,284,682	4,318,863
Broadband	127,614	734,805	5,430,859	4,696,054
Voice	109,266	658,538	4,296,530	3,637,992
Mobile	35,401	75,515	75,515	-
Total RGUs	223,055	1,434,677	14,087,586	12,652,909

Fourth quarter sales increased by 7.3% to Ps.11,825.7 million compared with Ps.11,016.1 million in fourth quarter 2019 driven by solid net additions in broadband, voice and strong performance in Enterprise operations.

Full year sales increased by 8.8% to Ps.45,367.1 million compared with Ps.41,702.0 million in 2019. Total RGUs reached 14.1 million. Total net additions for the year were more than 1.4 million.

Fourth quarter operating segment income increased by 9.0% to Ps.4,954.8 million compared with Ps.4,545.0 million in fourth quarter 2019.

Full year operating segment income increased by 6.2% to Ps.18,898.3 million compared with Ps. 17,797.6 million in 2019. The margin reached 41.7%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for fourth quarter 2020 and 2019, and for full year 2020 and 2019.

MSO Operations (1) Millions of Mexican pesos	2020	2019	Change %	4Q’20	4Q’19	Change %
Revenue	40,441.4	37,495.8	7.9	10,529.4	9,800.9	7.4
Operating Segment Income	17,091.4	16,248.0	5.2	4,471.4	4,151.1	7.7
Margin (%)	42.3	43.3		42.5	42.4

Enterprise Operations (1) Millions of Mexican pesos	2020	2019	Change %	4Q’20	4Q’19	Change %
Revenue	6,783.3	5,874.5	15.5	1,778.1	1,631.0	9.0
Operating Segment Income	2,388.3	2,051.1	16.4	645.8	527.9	22.3
Margin (%)	35.2	34.9		36.3	32.4
(1)
Full year results do not include the consolidation adjustments of Ps.1,857.6 million in revenues nor Ps.581.4 million in Operating Segment Income for 2020, neither the consolidation adjustments of Ps.1,668.3 million in revenues nor Ps.501.5 million in Operating Segment Income for 2019. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.481.8 million in revenues nor Ps.162.4 million in Operating Segment Income for fourth quarter 2020, neither the consolidation adjustments of Ps.415.8 million in revenues nor Ps.134.0 million in Operating Segment Income for fourth quarter 2019. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Full year sales and operating segment income in our MSO operations increased by 7.9% and 5.2%, respectively, reaching a margin of 42.3%. Full year sales and operating segment income in our Enterprise Operations increased by 15.5% and 16.4%, respectively.

Sky

Total net additions for the quarter were approximately 76.9 thousand RGUs. Quarterly growth was mainly driven by 71.9 thousand broadband net additions. Sky continued growing its video business after adding 4.9 thousand RGUs.

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The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2020 and 2019.

RGUs	4Q’20 Net Adds	2020 Net Adds	2020	2019
Video	4,944	47,943	7,477,294	7,429,351
Broadband	71,896	279,793	665,907	386,114
Voice	55	(253)	892	1,145
Total RGUs	76,895	327,483	8,144,093	7,816,610

Fourth quarter sales increased by 4.4% to Ps.5,616.7 million compared with Ps.5,379.1 million in fourth quarter 2019. This mainly explained by the growth in broadband RGUs.

Full year sales increased by 3.7% to Ps.22,134.7 million compared with Ps.21,347.1 million in 2019.
Fourth quarter operating segment income increased 1.6% to Ps.2,143.2 million compared with Ps.2,108.9 million in fourth quarter 2019. The margin was 38.2%, mainly affected by the amortization of certain sports that reinitiated in the second half of the year.

Full year operating segment income increased by 0.2% to Ps.9,135.3 million compared with Ps.9,121.2 million in 2019, and the margin was 41.3%.

Content

Fourth quarter sales decreased 0.5% to Ps.11,111.5 million compared with Ps.11,166.6 million in fourth quarter 2019.

Full year sales decreased by 7.0% to Ps.32,613.0 million compared with Ps.35,060.5 million in 2019.

Millions of Mexican pesos	2020	%	2019	%	Change %
Advertising	16,349.8	50.1	19,459.4	55.5	(16.0)
Network Subscription	5,466.2	16.8	4,993.2	14.2	9.5
Licensing and Syndication	10,797.0	33.1	10,607.9	30.3	1.8
Net Sales	32,613.0		35,060.5		(7.0)

Advertising

Fourth quarter advertising sales were Ps.6,628.1 million, relatively flat compared with Ps.6,620.6 million in fourth quarter 2019. This representes a recovery across most categories among our private sector clients with respect to second and third quarter of 2020.

Full year advertising sales decreased by 16.0%. The decrease in sales is explained by a significant deterioration in the Mexican economy due to COVID-19.

Network Subscription

Fourth quarter Network Subscription revenues increased by 5.4% to Ps.1,401.7 compared with Ps.1,330.0 million in fourth quarter 2019.

Full year Network Subscription revenue increased by 9.5%, mainly related to the increase in the price we charge our affiliated distributors for our pay TV networks and to the favorable impact of the depreciation of the Mexican peso on our dollar-denominated revenues.

Licensing and Syndication

Fourth quarter Licensing and Syndication sales decreased by 4.2% to Ps.3,081.7 million from Ps.3,216.0 million in fourth quarter 2019. Royalties from Univision increased 8.8%, reaching U.S.$110.2 million dollars in fourth quarter 2020 compared to U.S.$101.3 million dollars in fourth quarter 2019. This was a record high for a quarter. For the full year 2020 royalties from Univision decreased by 2.4%, reaching U.S.$379.6 million dollars.

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Fourth quarter operating segment income, increased by 23.7% to Ps.5,371.4 compared with Ps.4,341.2 million in fourth quarter 2019. The margin was 48.3%, close to ten percentage points higher than 2019. This increase is mainly explained by an aggressive cost and expense reduction plan.

Full-year operating segment income decreased by 2.3% to Ps.12,360.8 million compared with Ps.12,649.1 million in 2019, but the margin was 180 bps higher than 2019.

Other Businesses

Other Businesses were affected by the closing of the economy and measures triggered in response to COVID-19, which included the suspension or limitation of activities in some businesses of this segment.

Fourth quarter sales decreased by 39.5% to Ps.1,170.0 million compared with Ps.1,933.9 million in fourth quarter 2019. Full year sales decreased by 47.9% to Ps.4,276.0 million compared with Ps.8,200.3 million in 2019.

Fourth quarter operating segment income increased by 70.2% to Ps.164.6 million compared with Ps.96.7 million in fourth quarter 2019. Full year operating segment income decreased by 92.0% to Ps.116.5 million compared with Ps.1,464.2 million in 2019.

Corporate Expense

Corporate expense reached Ps.1,882.9 million in 2020, relatively flat when compared with Ps.1,888.4 million in 2019.
Share-based compensation expense in 2020 and 2019, amounted to Ps.984.4 million and Ps.1,129.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.
Other Income or Expense, Net

Other income or expense, net, changed by Ps.1,550.3 million, to other income, net, of Ps.233.7 million in 2020, from other expense, net, of Ps.1,316.6 million in 2019. This favorable change reflected primarily:

(i)	a pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July 2020;

(ii)	a non-recurring income related to the cancellation of a related-party provision in the fourth quarter of 2020; and

(iii)	a lower non-recurring severance expense in connection with dismissals of personnel in our Content segment.

These favorable variances were partially offset by:

(i)	a higher expense related to legal and financial advisory and professional services; and

(ii)	a loss on disposition of investment.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the years ended December 31, 2020 and 2019.

Other income (expense), net	2020	2019
Cash	197.8	(765.0)
Non-cash	35.9	(551.6)
Total	233.7	(1,316.6)

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2020 and 2019.
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	2020	2019	(Unfavorable) Favorable change
Interest expense	(10,482.2)	(10,402.0)	(80.2)
Interest income	1,333.0	1,529.1	(396.1)
Foreign exchange gain, net	3,004.9	935.3	2,069.6
Other finance income (expense), net	89.3	(873.2)	962.5
Finance expense, net	(6,255.0)	(8,810.8)	2,555.8

Finance expense, net, decreased by Ps.2,555.8 million, or 29.0%, to Ps.6,255.0 million in 2020, from Ps.8,810.8 million in 2019.

This decrease reflected:

(i)
a Ps.2,069.6 million increase in foreign exchange gain, net, resulting primarily from a higher U.S. dollar average net liability position beginning in March 31, 2020, in conjunction with a decrease in the carrying value of our hedged investments in shares and warrants of UHI, and a 16.4% appreciation of the Mexican pesos against the U.S. dollar from that date through December 31, 2020, which effect was partially offset by a 5.6 % depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2020, in comparison with a 4.0% appreciation for the year ended December 31, 2019; and

(ii)	a Ps.962.5 million favorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

These favorable variances were partially offset by:

(i)	a Ps.80.2 million increase in interest expense, primarily due to a higher average principal amount of long-term debt in 2020; and

(ii)	a Ps.396.1 million decrease in interest income, primarily explained by a lower average amount of cash equivalents as well as a reduction in interest rates.

Share of Income or Loss of Associates and Joint Ventures, Net
Share of income or loss of associates and joint ventures, net, changed by Ps.6,320.8 million, to a share of loss of Ps.5,739.7 million in 2020, from a share of income of Ps.581.1 million in 2019. This unfavorable change reflected mainly (i) a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of UHI as of March 31, 2020; (ii) a lower share of income of UHI, the controlling company of Univision Communications Inc.; and (iii) a share of loss of Ocesa Entretenimiento, S.A. de C.V., a live entertainment company with operations primarily in Mexico, in which we mantain a 40% interest.

Income Taxes

Income taxes increased by Ps.2,559.4 million, or 95.9%, to Ps.5,227.9 million in 2020, compared with Ps.2,668.5 million in 2019. This increase reflected an increased tax base (income before share of loss of associates and joint ventures) as well as a higher effective income tax rate. The effective income tax rate increased primarily in connection with the cancellation of deferred tax assets related to unused tax losses, income tax adjustments from prior years, and an inflationary tax gain resulting from a higher net monetary liability position of significant companies in the Group for the year ended December 31, 2020.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.72.4 million, or 4.9%, to Ps.1,553.1 million in 2020, compared with Ps.1,480.7 million in 2019. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable segment, which was partially offset by a lower portion of net income attributable to non-cotrolling interests in our Sky and Other Businesses segments.

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Financial position, liquidity and capital resources

Capital Expenditures

During 2020, we invested approximately U.S.$939.4 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for 2020 and 2019.

Capital Expenditures Millions of U.S. Dollars	2020	2019
Cable	662.5	675.3
Sky	250.2	209.1
Content and Other Businesses	26.7	107.8
Total	939.4	992.2

Debt and Lease Liabilities
The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of December 31, 2020 and 2019. Amounts are stated in millions of Mexican pesos.

	December 31, 2020	December 31, 2019	Increase (Decrease)
Current portion of long-term debt	617.0	491.9	125.1
Long-term debt, net of current portion	121,936.0	120,444.7	1,491.3
Total debt (1)	122,553.0	120,936.6	1,616.4
Current portion of long-term lease liabilities	1,277.7	1,257.8	19.9
Long-term lease liabilities, net of current portion	8,014.6	8,105.8	(91.2)
Total lease liabilities	9,292.3	9,363.6	(71.3)
Current portion of other notes payable	-	1,324.1	(1,324.1)
Total other notes payable	-	1,324.1	(1,324.1)
Total debt, lease liabilities and other notes payable	131,845.3	131,624.3	221.0
(1)	As of December 31, 2020 and 2019, total debt is presented net of finance costs in the amount of Ps.1,324.3 million and Ps.1,441.6 million, respectively.

On October 6, 2020, we prepaid in full with no penalty a revolving credit facility in the principal amount of Ps.14,770.7 million.

As of December 31, 2020, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and certain non-current investments in financial instruments) was Ps.96,253.9 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2020, amounted to Ps.6,533.3 million.

Shares Outstanding

As of December 31, 2020 and 2019, our shares outstanding amounted to 325,992.5 million and 337,244.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,786.3 million and 2,882.4 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2020 and 2019, the GDS (Global Depositary Shares) equivalents outstanding amounted to 557.3 million and 576.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

The Company’s Board of Directors approved the cancellation of 44,215,692 CPOs that were acquired through the share buyback program during 2019 and 2020. This is subject to the approval of the Company’s stockholders.

Dividend

The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and $0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

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Univision

On December 29, 2020, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, and Televisa announced the completion of Searchlight and ForgeLight's acquisition of a majority ownership interest in Univision. In connection with the transaction Televisa maintained its ownership interest in Univision and converted its warrants into common stock.

Internal control

The Company has an integral internal control system. The system is based on business, operating and administrative general policies, as well as the assignment of responsibilities and authorization capacities, in accordance with the nature and significance of identified risks affecting the Company.

The internal control system is currently being optimized and adjusted to international models and best corporate practices. This process includes the update and/or implementation of the following matters:

•
Control environment: issuance of senior management pronouncements in the areas of risks and internal control, the issuance of the Ethics Code, the communication and trainning on risk and control matters, and the update of the general model of responsibilities and capacities

•	Risk assessment: systematization of the process to identify, manage and control risks
•	Control Activities: coordination of internal control procedures and activities with supervisory processes

The governance body responsible for the authorization of the Company’s internal control system is the Board of Directors through the Audit Committee.

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2020	Margin	2019	Margin	Change
		%		%	%
Net sales	97,361.6	100.0	101,757.2	100.0	(4.3)
Net income	302.8	0.3	6,106.8	6.0	(95.0)
Net (loss) income attributable to stockholders of the Company	(1,250.3)	(1.3)	4,626.1	4.5	n/a
Segment net sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Operating segment income (1)	40,510.9	38.8	41,032.1	38.6	(1.3)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	2020	%	2019	%	Change %
Cable	45,367.1	43.5	41,702.0	39.2	8.8
Sky	22,134.7	21.2	21,347.1	20.1	3.7
Content	32,613.0	31.2	35,060.5	33.0	(7.0)
Other Businesses	4,276.0	4.1	8,200.3	7.7	(47.9)
Segment Net Sales	104,390.8	100.0	106,309.9	100.0	(1.8)
Intersegment Operations(1)	(7,252.5)		(5,394.1)
Net Sales	97,138.3		100,915.8		(3.7)
Disposed Operations (2)	223.3	n/a	841.4	n/a	n/a
Consolidated Net Sales	97,361.6		101,757.2		(4.3)

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Operating Segment Income[3]	2020	Margin %	2019	Margin %	Change %
Cable	18,898.3	41.7	17,797.6	42.7	6.2
Sky	9,135.3	41.3	9,121.2	42.7	0.2
Content	12,360.8	37.9	12,649.1	36.1	(2.3)
Other Businesses	116.5	2.7	1,464.2	17.9	(92.0)
Operating Segment Income	40,510.9	38.8	41,032.1	38.6	(1.3)
Corporate Expenses	(1,882.9)	(1.8)	(1,888.4)	(1.8)	0.3
Depreciation and Amortization	(21,260.8)	(21.8)	(21,008.8)	(20.6)	(1.2)
Other Income (Expense), net	233.7	0.2	(1,316.6)	(1.3)	n/a
Intersegment Operations(1)	(71.5)	(0.1)	(72.2)	(0.1)	1.0
Disposed Operations (2)	(4.0)	n/a	258.9	n/a	n/a
Operating Income	17,525.4	18.0	17,005.0	16.7	3.1
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the years ended December 31, 2020 and 2019.

(3)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income (expense), net.

Net Sales	4Q’20%		4Q’19%		Change %
Cable	11,825.7	39.8	11,016.1	37.3	7.3
Sky	5,616.7	18.9	5,379.1	18.2	4.4
Content	11,111.5	37.4	11,166.6	37.9	(0.5)
Other Businesses	1,170.0	3.9	1,933.9	6.6	(39.5)
Segment Net Sales	29,723.9	100.0	29,495.7	100.0	0.8
Intersegment Operations(1)	(1,941.2)		(1,495.3)
Net Sales	27,782.7		28,000.4		(0.8)
Disposed operations (2)	-	n/a	267.8	n/a	n/a
Consolidated Net Sales	27,782.7		28,268.2		(1.7)

Operating Segment Income(3)	4Q’20	Margin %	4Q’19	Margin %	Change %
Cable	4,954.8	41.9	4,545.0	41.3	9.0
Sky	2,143.2	38.2	2,108.9	39.2	1.6
Content	5,371.4	48.3	4,341.2	38.9	23.7
Other Businesses	164.6	14.1	96.7	5.0	70.2
Operating Segment Income	12,634.0	42.5	11,091.8	37.6	13.9
Corporate Expenses	(718.2)	(2.4)	(496.7)	(1.7)	(44.6)
Depreciation and Amortization	(5,639.3)	(20.3)	(5,392.4)	(19.1)	(4.6)
Other Expense, net	(423.7)	(1.5)	(455.3)	(1.6)	6.9
Intersegment Operations(1)	(16.3)	(0.1)	(18.8)	(0.1)	13.3
Disposed operations (2)	-	n/a	100.3	n/a	n/a
Operating Income	5,836.5	21.0	4,828.9	17.1	20.9
(1)	For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2)
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended December 31, 2020 and 2019.

(3)	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

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Sustainability

During the fourth quarter, Televisa joined global leaders with its commitment to the Science Based Targets initiative. The Science Based Targets initiative is a partnership between CDP, which is a not-for-profit charity that runs the global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts, the United Nations Global Compact (UNGC), World Resources Institute (WRI), and the World Wide Fund for Nature (WWF). In addition, Televisa has been recognized as a company that integrates the Task Force Climate Related Financial Disclosure recommendations (TCFD).

Throughout 2020, Televisa’s many sustainability efforts continued to be recognized globally. For example, the Company was selected for the 2020 Dow Jones Sustainability MILA Pacific Alliance Index and was one of only five Mexican companies selected for the 2019 DJS Emerging Markets Index. Also, Televisa was included in three 2020 FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA.

Besides, the Company was selected as one of only five Mexican companies to be included in the 2020 Bloomberg Gender-Equality Index. Also, Televisa was selected as a constituent of the ESG index, launched by S&P, Dow Jones and the Mexican Stock Exchange. Finally, Televisa was confirmed as a signatory of the United Nations Global Compact, the world's largest corporate sustainability initiative.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

Disclaimer
This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2020-01-01 TO 2020-12-31
Date of end of reporting period:	2020-12-31
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The interim condensed consolidated financial statements of the Group, as of December 31, 2020 and December 31, 2019, and for the twelve months ended December 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2020. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2020 did not have a significant impact in these interim un audited condensed consolidated financial statements.
15 of 101

Name service provider external audit

KPMG Cárdenas Dosal, S.C.

Name of the partner signing opinion

C. P. C. Manuel Jiménez Lara

Type of opinion on the financial statements

Unmodified opinion

Date of opinion on the financial statements

2021-04-01

Date assembly in which the financial statements were approved

2021-04-28

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   Barclays
   Bradesco
   BTG Pactual
   BofA Securities
   Credit Suisse
   Evercore
   Goldman Sachs
   HSBC
   Itaú Securities
   JPMorgan
   Morgan Stanley
   New Street

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	29,058,093,000	27,452,265,000
Trade and other current receivables	25,312,941,000	25,491,160,000
Current tax assets, current	5,054,080,000	3,800,379,000
Other current financial assets	0	1,715,000
Current inventories	1,641,300,000	1,151,421,000
Current biological assets	0	0
Other current non-financial assets	[1] 7,994,661,000	7,858,658,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	69,061,075,000	65,755,598,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,675,426,000
Total current assets	69,061,075,000	67,431,024,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	7,002,712,000	44,268,776,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	22,813,531,000	9,762,432,000
Property, plant and equipment	83,281,627,000	83,329,232,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	7,212,165,000	7,553,052,000
Goodwill	14,113,626,000	14,113,626,000
Intangible assets other than goodwill	28,610,592,000	29,215,328,000
Deferred tax assets	27,999,693,000	24,185,148,000
Other non-current non-financial assets	[2] 11,151,311,000	10,485,274,000
Total non-current assets	202,185,257,000	222,912,868,000
Total assets	271,246,332,000	290,343,892,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	35,846,673,000	33,673,040,000
Current tax liabilities, current	2,013,648,000	2,470,249,000
Other current financial liabilities	4,568,599,000	4,328,652,000
Current lease liabilities	1,277,754,000	1,257,766,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	2,992,000	2,423,000
Total current provisions	2,992,000	2,423,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	43,709,666,000	41,732,130,000
Liabilities included in disposal groups classified as held for sale	0	432,812,000
Total current liabilities	43,709,666,000	42,164,942,000
Non-current liabilities
Trade and other non-current payables	2,588,580,000	2,459,157,000
Current tax liabilities, non-current	767,115,000	1,759,719,000

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Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Other non-current financial liabilities	123,395,251,000	120,791,259,000
Non-current lease liabilities	8,014,597,000	8,105,754,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	2,080,651,000	1,468,112,000
Other non-current provisions	965,128,000	917,483,000
Total non-current provisions	3,045,779,000	2,385,595,000
Deferred tax liabilities	1,786,311,000	7,052,233,000
Total non-current liabilities	139,597,633,000	142,553,717,000
Total liabilities	183,307,299,000	184,718,659,000
Equity
Issued capital	4,907,765,000	4,907,765,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	16,079,124,000	14,018,847,000
Retained earnings	84,280,397,000	82,652,278,000
Other reserves	(15,556,848,000)	1,320,451,000
Total equity attributable to owners of parent	73,442,009,000	90,751,466,000
Non-controlling interests	14,497,024,000	14,873,767,000
Total equity	87,939,033,000	105,625,233,000
Total equity and liabilities	271,246,332,000	290,343,892,000
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[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31	Quarter Current Year 2020-10-01 - 2020-12-31	Quarter Previous Year 2019-10-01 - 2019-12-31
Profit or loss
Profit (loss)
Revenue	97,361,634,000	101,757,181,000	27,782,661,000	28,268,200,000
Cost of sales	56,989,655,000	59,067,362,000	15,438,815,000	17,041,420,000
Gross profit	40,371,979,000	42,689,819,000	12,343,846,000	11,226,780,000
Distribution costs	10,366,582,000	11,099,011,000	2,797,947,000	2,754,824,000
Administrative expenses	12,713,657,000	13,269,191,000	3,285,666,000	3,187,719,000
Other income	233,628,000	0	0	0
Other expense	0	1,316,587,000	423,733,000	455,321,000
Profit (loss) from operating activities	17,525,368,000	17,005,030,000	5,836,500,000	4,828,916,000
Finance income	4,227,192,000	2,464,403,000	6,359,286,000	1,719,016,000
Finance costs	10,482,168,000	11,275,198,000	4,127,391,000	3,117,045,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	(5,739,668,000)	581,023,000	(408,807,000)	91,467,000
Profit (loss) before tax	5,530,724,000	8,775,258,000	7,659,588,000	3,522,354,000
Tax income (expense)	5,227,900,000	2,668,445,000	4,082,115,000	695,710,000
Profit (loss) from continuing operations	302,824,000	6,106,813,000	3,577,473,000	2,826,644,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	302,824,000	6,106,813,000	3,577,473,000	2,826,644,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	(1,250,342,000)	4,626,139,000	3,312,309,000	2,410,102,000
Profit (loss), attributable to non-controlling interests	1,553,166,000	1,480,674,000	265,164,000	416,542,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	(0.44)	1.6	1.17	0.83
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	[3] (0.44)	1.6	1.17	0.83
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	(0.41)	1.53	1.1	0.8
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	[4] (0.41)	1.53	1.1	0.8

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 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31	Quarter Current Year 2020-10-01 - 2020-12-31	Quarter Previous Year 2019-10-01 - 2019-12-31
Statement of comprehensive income
Profit (loss)	302,824,000	6,106,813,000	3,577,473,000	2,826,644,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(16,142,728,000)	(614,735,000)	914,572,000	431,070,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(241,019,000)	(175,376,000)	(241,019,000)	(175,376,000)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(16,383,747,000)	(790,111,000)	673,553,000	255,694,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	541,743,000	(199,745,000)	(643,363,000)	(307,517,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	541,743,000	(199,745,000)	(643,363,000)	(307,517,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(959,101,000)	(1,065,338,000)	(344,950,000)	(64,133,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	(959,101,000)	(1,065,338,000)	(344,950,000)	(64,133,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts

21 of 101

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31	Quarter Current Year 2020-10-01 - 2020-12-31	Quarter Previous Year 2019-10-01 - 2019-12-31
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	78,000	0	690,000
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	78,000	0	690,000
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(61,033,000)	(236,159,000)	34,860,000	(39,207,000)
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(478,391,000)	(1,501,164,000)	(953,453,000)	(410,167,000)
Total other comprehensive income	(16,862,138,000)	(2,291,275,000)	(279,900,000)	(154,473,000)
Total comprehensive income	(16,559,314,000)	3,815,538,000	3,297,573,000	2,672,171,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	(18,127,641,000)	2,356,623,000	3,141,503,000	2,297,584,000
Comprehensive income, attributable to non-controlling interests	1,568,327,000	1,458,915,000	156,070,000	374,587,000

22 of 101

 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	302,824,000	6,106,813,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	5,227,900,000	2,668,445,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	21,260,787,000	21,008,796,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	40,803,000	67,574,000
+ Adjustments for provisions	2,513,254,000	1,764,832,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(2,596,198,000)	(1,120,958,000)
+ Adjustments for share-based payments	984,356,000	1,129,644,000
+ (-) Adjustments for fair value losses (gains)	(89,323,000)	872,291,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(74,175,000)	270,381,000
+ Share of incomeof associatesand joint ventures	5,739,668,000	(581,023,000)
+ (-) Adjustments for decrease (increase) in inventories	(576,277,000)	2,504,369,000
+ (-) Adjustments for decrease (increase) in trade accounts receivable	634,108,000	4,785,389,000
+ (-) Adjustments for decrease (increase) in other operating receivables	(2,863,355,000)	(2,585,645,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	1,065,101,000	(1,885,865,000)
+ (-) Adjustments for increase (decrease) in other operating payables	415,203,000	(9,749,473,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	(932,449,000)	(627,000)
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	380,863,000	531,426,000
+ (-) Total adjustments to reconcile profit (loss)	31,130,266,000	19,679,556,000
Net cash flows from (used in) operations	31,433,090,000	25,786,369,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(10,482,168,000)	(10,402,021,000)
+ Interest received	(72,861,000)	(102,675,000)
+ (-) Income taxes refund (paid)	8,681,478,000	8,816,632,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	33,160,919,000	27,269,083,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	0	(25,741,000)
- Cash flows used in obtaining control of subsidiaries or other businesses	0	(107,883,000)
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	1,520,417,000	981,503,000
- Purchase of property, plant and equipment	20,131,738,000	19,108,284,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,235,177,000	2,106,750,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

23 of 101

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	772,400,000
- Interest paid	0	0
+ Interest received	0	0
+(-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	4,498,139,000	1,856,225,000
Net cash flows from (used in) investing activities	(15,348,359,000)	(17,522,764,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	1,324,063,000	1,294,375,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	392,597,000	1,385,750,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	0	24,247,544,000
- Repayments of borrowings	3,242,489,000	21,989,156,000
- Payments of finance lease liabilities	668,277,000	559,623,000
- Payments of lease liabilities	953,771,000	883,533,000
+ Proceeds from government grants	0	0
- Dividends paid	0	1,066,187,000
- Interest paid	9,455,387,000	9,180,141,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(158,632,000)	(2,190,675,000)
Net cash flows from (used in) financing activities	(16,195,216,000)	(14,301,896,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	1,617,344,000	(4,555,577,000)
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(11,516,000)	(60,449,000)
Net increase (decrease) in cash and cash equivalents	1,605,828,000	(4,616,026,000)
Cash and cash equivalents at beginning of period	27,452,265,000	32,068,291,000
Cash and cash equivalents at end of period	29,058,093,000	27,452,265,000

24 of 101

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,018,847,000	82,652,278,000	0	1,280,541,000	(381,753,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,250,342,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	523,786,000	(959,101,000)	0	0
Total comprehensive income	0	0	0	(1,250,342,000)	0	523,786,000	(959,101,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	147,975,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	2,060,277,000	2,730,486,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	2,060,277,000	1,628,119,000	0	523,786,000	(959,101,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0

25 of 101

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	1,202,689,000	0	0	(705,611,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Total comprehensive income	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Equity at end of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0

26 of 101

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(75,415,000)	1,320,451,000	90,751,466,000	14,873,767,000	105,625,233,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(1,250,342,000)	1,553,166,000	302,824,000
Other comprehensive income	0	0	0	(61,033,000)	(16,877,299,000)	(16,877,299,000)	15,161,000	(16,862,138,000)
Total comprehensive income	0	0	0	(61,033,000)	(16,877,299,000)	(18,127,641,000)	1,568,327,000	(16,559,314,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	1,653,173,000	1,653,173,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	147,975,000	0	147,975,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	(291,897,000)	(291,897,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	670,209,000	0	670,209,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(61,033,000)	(16,877,299,000)	(17,309,457,000)	(376,743,000)	(17,686,200,000)
Equity at end of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000

27 of 101

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,219,060,000	78,731,909,000	0	1,461,495,000	683,585,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	4,626,139,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(180,954,000)	(1,065,338,000)	0	0
Total comprehensive income	0	0	0	4,626,139,000	0	(180,954,000)	(1,065,338,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,066,187,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	837,520,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	766,000	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(200,213,000)	(477,869,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(200,213,000)	3,920,369,000	0	(180,954,000)	(1,065,338,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	14,018,847,000	82,652,278,000	0	1,280,541,000	(381,753,000)	0	0

28 of 101

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	2,654,866,000	0	0	(533,203,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(614,657,000)	0	0	(172,408,000)	0	0	0
Total comprehensive income	0	0	(614,657,000)	0	0	(172,408,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	(837,520,000)	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(1,452,177,000)	0	0	(172,408,000)	0	0	0
Equity at end of period	0	0	1,202,689,000	0	0	(705,611,000)	0	0	0

29 of 101

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	160,744,000	4,427,487,000	89,737,920,000	15,013,771,000	104,751,691,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	4,626,139,000	1,480,674,000	6,106,813,000
Other comprehensive income	0	0	0	(236,159,000)	(2,269,516,000)	(2,269,516,000)	(21,759,000)	(2,291,275,000)
Total comprehensive income	0	0	0	(236,159,000)	(2,269,516,000)	2,356,623,000	1,458,915,000	3,815,538,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,066,187,000	1,598,153,000	2,664,340,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	(837,520,000)	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	766,000	(766,000)	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(277,656,000)	0	(277,656,000)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(236,159,000)	(3,107,036,000)	1,013,546,000	(140,004,000)	873,542,000
Equity at end of period	0	0	0	(75,415,000)	1,320,451,000	90,751,466,000	14,873,767,000	105,625,233,000

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[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,459,154,000	2,459,154,000
Restatement of capital stock	2,448,611,000	2,448,611,000
Plan assets for pensions and seniority premiums	1,240,864,000	1,369,379,000
Number of executives	72	73
Number of employees	43,215	42,875
Number of workers	0	0
Outstanding shares	325,992,461,925	337,244,259,846
Repurchased shares	31,314,809,877	20,063,011,956
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

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[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31	Quarter Current Year 2020-10-01 - 2020-12-31	Quarter Previous Year 2019-10-01 - 2019-12-31
Informative data of the Income Statement
Operating depreciation and amortization	21,260,787,000	21,008,796,000	5,639,288,000	5,392,372,000

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[700003] Informative data - Income statement for 12 months

Concept	Current Year 2020-01-01 - 2020-12-31	Previous Year 2019-01-01 - 2019-12-31
Informative data - Income Statement for 12 months
Revenue	97,361,634,000	101,757,181,000
Profit (loss) from operating activities	17,525,368,000	17,005,030,000
Profit (loss)	302,824,000	6,106,813,000
Profit (loss), attributable to owners of parent	(1,250,342,000)	4,626,139,000
Operating depreciation and amortization	21,260,787,000	21,008,796,000

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[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NOT	2015-05-15	2022-04-30	TIIE+1.0	0	241,991,000	610,116,000
HSBC 2	NOT	2016-03-08	2023-03-08	7.13			250,000,000	625,000,000
SCOTIABANK INVERLAT 3	NOT	2016-03-08	2023-03-08	7		375,000,000	1,125,000,000	375,000,000
BANCO SANTANDER 4	NOT	2017-11-23	2022-11-22	TIIE+1.25				1,496,550,000
HSBC 5	NOT	2017-11-23	2022-10-21	TIIE+1.30				1,995,525,000
SCOTIABANK INVERLAT 6	NOT	2017-12-07	2023-02-03	TIIE+1.30				2,493,710,000
SINDICATE 7	NOT	2019-06-05	2024-06-28	TIIE+1.05					9,925,865,000
TOTAL					0	616,991,000	1,985,116,000	6,985,785,000	9,925,865,000	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	616,991,000	1,985,116,000	6,985,785,000	9,925,865,000	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,488,097,000
SENIOR NOTES 3	YES	2013-05-14	2043-05-14	7.62						6,446,909,000
NOTES 4	NOT	2017-10-09	2027-09-27	8.79						4,483,878,000
SENIOR NOTES 5	YES	2005-03-18	2025-03-18	6.97												11,806,765,000
SENIOR NOTES 6	YES	2002-03-11	2032-03-11	8.94												5,964,920,000
SENIOR NOTES 7	YES	2009-11-23	2040-01-16	6.97												11,849,095,000
SENIOR NOTES 8	YES	2014-05-13	2045-05-15	5.26												19,536,333,000
SENIOR NOTES 9	YES	2015-11-24	2026-01-30	4.86												5,960,366,000
SENIOR NOTES 10	YES	2015-11-24	2046-01-31	6.44												17,835,086,000
SENIOR NOTES 11	YES	2019-05-21	2049-05-24	5.52												14,667,765,000
TOTAL					0	0	0	0	0	15,418,884,000	0	0	0	0	0	87,620,330,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,418,884,000	0	0	0	0	0	[5] 87,620,330,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Suppliers
Suppliers
SUPPLIERS 1	NOT	2020-12-31	2021-12-31			16,013,178,000						3,492,857,000
TRANSMISSION RIGHTS 2	NOT	2012-05-07	2026-12-29			640,733,000	534,736,000	407,395,000	163,137,000	117,736,000		1,796,459,000	577,660,000	332,647,000	218,358,000	236,911,000
TOTAL					0	16,653,911,000	534,736,000	407,395,000	163,137,000	117,736,000	0	5,289,316,000	577,660,000	332,647,000	218,358,000	236,911,000
Total suppliers
TOTAL					0	16,653,911,000	534,736,000	407,395,000	163,137,000	117,736,000	0	5,289,316,000	577,660,000	332,647,000	218,358,000	236,911,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS						2,016,952,000	1,278,330,000	180,941,000
TOTAL					0	2,016,952,000	1,278,330,000	180,941,000	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	2,016,952,000	1,278,330,000	180,941,000	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	19,287,854,000	3,798,182,000	7,574,121,000	10,089,002,000	15,536,620,000	0	5,289,316,000	577,660,000	332,647,000	218,358,000	87,857,241,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,154,453,000	23,030,529,000	25,666,000	512,019,000	23,542,548,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,154,453,000	23,030,529,000	25,666,000	512,019,000	23,542,548,000
Liabilities position
Current liabilities	410,369,000	8,186,574,000	5,562,000	110,958,000	8,297,532,000
Non-current liabilities	4,750,640,000	94,771,943,000	0	0	94,771,943,000
Total liabilities	5,161,009,000	102,958,517,000	5,562,000	110,958,000	103,069,475,000
Net monetary assets (liabilities)	(4,006,556,000)	(79,927,988,000)	20,104,000	401,061,000	[6] (79,526,927,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT - ADVERTISING	16,180,397,000	169,362,000		16,349,759,000
CONTENT - NETWORK SUBSCRIPTION REVENUE	4,322,535,000	1,143,657,000	0	5,466,192,000
CONTENT - LICENSING AND SYNDICATION	1,572,659,000	9,224,397,000	0	10,797,056,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	19,398,285,000	0	1,569,999,000	20,968,284,000
SKY - PAY PER VIEW	42,291,000	0	11,464,000	53,755,000
SKY - ADVERTISING	1,112,662,000	0	0	1,112,662,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE - DIGITAL TV SERVICE	16,549,458,000	0	0	16,549,458,000
CABLE - BROADBAND SERVICES	16,540,687,000	0	0	16,540,687,000
CABLE - SERVICE INSTALLATION	437,939,000	0	0	437,939,000
CABLE - ADVERTISING	1,633,201,000	0	0	1,633,201,000
CABLE - TELEPHONY	4,382,964,000	0	0	4,382,964,000
CABLE - OTHER INCOME	264,084,000	0	0	264,084,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	5,245,443,000	0	313,332,000	5,558,775,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, MUY INTERESANTE JUNIOR, VANIDADES, COCINA FACIL, NATIONAL GEOGRAPHIC, MUY INTERESANTE, COSMOPOLITAN,TÚ
PUBLISHING - MAGAZINE CIRCULATION	268,344,000	0	942,000	269,286,000
PUBLISHING - ADVERTISING	173,645,000	0	0	173,645,000
PUBLISHING - OTHER INCOME	1,424,000	0	0	1,424,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	915,165,000	0	117,864,000	1,033,029,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,382,708,000	146,324,000	0	1,529,032,000
PLAY CITY
GAMING	959,985,000	0	0	959,985,000
TELEVISA RADIO
RADIO - ADVERTISING (DISPOSED OPERATIONS)	223,272,000	0	0	223,272,000
SELECCIONES,ALGARABIA, VOGUE MEXICO,CARTOON NETWORK, GUÍA DE BIENESTAR SELECCIONES, RELATOS E HISTORIAS DE MEXICO
PUBLISHING DISTRIBUTION	309,673,000	0	0	309,673,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(7,252,528,000)	0	0	(7,252,528,000)
TOTAL	84,664,293,000	10,683,740,000	2,013,601,000	97,361,634,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2020, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of December 31, 2020, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2020, there were no defaults or margin calls under the aforementioned financial derivative transactions.

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The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $28,600,000.00 (Twenty eight million six hundred thousand U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $37,810,190.00 (Thirty seven million eight hundred ten thousand one hundred and ninety Mexican pesos 00/100) was incurred in the quarter.

2.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $6,000,000.00 (Six million U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $7,978,800.00 (Seven million nine hundred seventy eight thousand eight hundred Mexican pesos 00/100) was incurred in the quarter.

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3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $6,750,000.00 (Six million seven hundred fifty thousand  U.S. Dollars 00/100), expired. As a result of this hedge, a profit of MXN $8,950,500.00 (Eight million nine hundred fifty thousand five hundred Mexican pesos 00/100) was incurred in the quarter.

4.
During the relevant quarter the coverage done through IRS of Grupo Televisa, S.A.B. with expiration on March 28, 2022, which protected a notional amount of MXN $5,385,347,200.00 (Five billion three hundred eighty five million three hundred forty seven thousand two hundred Mexican Pesos 00/100) was canceled in advance. As a result of this MXN $0.00 was incurred (Zero Mexican pesos 00/100).

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2020
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	(109,146)	(112,662)	Monthly interest 2021-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	(86,171)	(88,117)	Monthly interest 2021-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	(180,941)	(184,711)	Monthly interest 2021-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 days / 6.7620%	TIIE 28 days / 7.3873%	(762,827)	(549,827)	Monthly interest 2021-2024	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.9,385,347	TIIE 28 days / 6.0246%	TIIE 28 days / 6.0738%	(204,250)	(355,450)	Monthly interest 2021-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$285,813/ Ps.6,460,489	U.S.$285,813/ Ps.6,460,489	U.S.$218,688/ Ps.5,041,246	(636,032)	(75,943)	Semi-annual interest 2021-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$44,687 / Ps.1,004,151	U.S.$44,687 / Ps.1,004,151	U.S.$44,687 / Ps.1,004,151	(78,731)	31,946	Semi-annual interest 2021	Does not exist (7)
Forward (1)	Hedging	U.S.$284,898 / Ps.6,382,343	U.S.$284,898 / Ps.6,382,343	U.S.$ 245,852/ Ps.5,477,345	(547,943)	116,185	2021-2022	Does not exist (7)
Forward (1)	Hedging	U.S.$60,000 / Ps.1,373,434	U.S.$60,000 / Ps.1,373,434	U.S.$60,000 / Ps.1,373,434	(158,344)	(12,716)	2021	Does not exist (7)

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Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (2)	Hedging	Ps.122,400	TIIE 28 days / 5.585%	TIIE 28 days / 5.508%	(1,759)	(1,809)	Monthly Interest 2021-2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.730,493	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	(23,784)	(27,176)	Monthly Interest 2021-2022	Does not exist (7)
Forward (2)	Hedging	U.S.$ 88,353 / Ps.1,984,144	U.S.$ 88,353 / Ps.1,984,144	U.S.$ 79,802 / Ps.1,788,318	(176,868)	30,522	2021-2022	Does not exist (7)
Forward (3)	Hedging	U.S.$ 96,789/ Ps.2,169,066	U.S.$ 96,789/ Ps.2,169,066	U.S.$ 87,396/ Ps.1,955,226	(190,726)	34,769	2021-2022	Does not exist (7)
Forward (4)	Hedging	U.S.$90,000 / Ps.2,057,198	U.S.$90,000 / Ps.2,057,198	U.S.$75,000 / Ps.1,733,197	(224,301)	(29,228)	2021-2022	Does not exist (7)
Forward (4)	Hedging	U.S.$45,000 / Ps.1,026,352	U.S.$45,000 / Ps.1,026,352	U.S.$45,000 / Ps.1,026,352	(94,400)	16,182	2021	Does not exist (7)
				Total	(3,476,223)	(1,208,035)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2020, is as follows:

Other financial liabilities	Ps.	(2,016,952)
Other non-current financial liabilities		(1,459,271)
	Ps.	(3,476,223)
(6)	Information as of September 30, 2020.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	1,081,511,000	93,445,000
Balances with banks	4,013,099,000	1,665,084,000
Total cash	5,094,610,000	1,758,529,000
Cash equivalents
Short-term deposits, classified as cash equivalents	23,963,483,000	25,693,736,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	23,963,483,000	25,693,736,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	29,058,093,000	27,452,265,000
Trade and other current receivables
Current trade receivables	12,343,797,000	14,486,184,000
Current receivables due from related parties	786,952,000	814,427,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	3,175,011,000	2,130,521,000
Total current prepayments	3,175,011,000	2,130,521,000
Current receivables from taxes other than income tax	6,829,294,000	6,527,449,000
Current value added tax receivables	6,783,231,000	6,406,301,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,177,887,000	1,532,579,000
Total trade and other current receivables	25,312,941,000	25,491,160,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,641,300,000	1,151,421,000
Total current inventories	1,641,300,000	1,151,421,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	1,675,426,000
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	1,675,426,000
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	719,195,000	763,639,000
Investments in associates	22,094,336,000	8,998,793,000
Total investments in subsidiaries, joint ventures and associates	22,813,531,000	9,762,432,000
Property, plant and equipment
Land and buildings
Land	4,886,600,000	4,891,094,000
Buildings	4,692,553,000	4,546,036,000
Total land and buildings	9,579,153,000	9,437,130,000
Machinery	56,068,343,000	54,987,042,000
Vehicles
Ships	0	0
Aircraft	515,630,000	521,241,000
Motor vehicles	575,336,000	674,077,000
Total vehicles	1,090,966,000	1,195,318,000
Fixtures and fittings	545,329,000	554,786,000
Office equipment	2,092,070,000	2,316,042,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	12,873,670,000	13,714,368,000
Construction prepayments	0	0
Other property, plant and equipment	1,032,096,000	1,124,546,000
Total property, plant and equipment	83,281,627,000	83,329,232,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	291,024,000	403,954,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	4,692,574,000	4,015,219,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	23,626,994,000	24,796,155,000
Total intangible assets other than goodwill	28,610,592,000	29,215,328,000
Goodwill	14,113,626,000	14,113,626,000
Total intangible assets and goodwill	42,724,218,000	43,328,954,000
Trade and other current payables
Current trade payables	21,943,227,000	20,909,655,000
Current payables to related parties	83,007,000	644,251,000
Accruals and deferred income classified as current

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Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Deferred income classified as current	5,935,858,000	5,779,758,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,421,245,000	2,891,367,000
Short-term employee benefits accruals	1,262,627,000	911,935,000
Total accruals and deferred income classified as current	9,357,103,000	8,671,125,000
Current payables on social security and taxes other than income tax	3,955,859,000	3,074,736,000
Current value added tax payables	2,984,239,000	2,223,598,000
Current retention payables	507,477,000	373,273,000
Other current payables	0	0
Total trade and other current payables	35,846,673,000	33,673,040,000
Other current financial liabilities
Bank loans current	616,991,000	491,951,000
Stock market loans current	0	0
Other current liabilities at cost	0	1,324,063,000
Other current liabilities at no cost	2,016,952,000	568,775,000
Other current financial liabilities	1,934,656,000	1,943,863,000
Total Other current financial liabilities	4,568,599,000	4,328,652,000
Trade and other non-current payables
Non-current trade payables	2,588,580,000	2,459,157,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	2,588,580,000	2,459,157,000
Other non-current financial liabilities
Bank loans non-current	18,896,766,000	22,235,924,000
Stock market loans non-current	103,039,214,000	98,208,820,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	1,459,271,000	346,515,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	123,395,251,000	120,791,259,000
Other provisions
Other non-current provisions	965,128,000	917,483,000
Other current provisions	2,992,000	2,423,000
Total other provisions	968,120,000	919,906,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,804,327,000	1,280,541,000
Reserve of cash flow hedges	(1,340,854,000)	(381,753,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(14,940,039,000)	1,202,689,000
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(943,834,000)	(705,611,000)

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Concept	Close Current Quarter 2020-12-31	Close Previous Exercise 2019-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	(136,448,000)	(75,415,000)
Total other reserves	(15,556,848,000)	1,320,451,000
Net assets (liabilities)
Assets	271,246,332,000	290,343,892,000
Liabilities	183,307,299,000	184,718,659,000
Net assets (liabilities)	87,939,033,000	105,625,233,000
Net current assets (liabilities)
Current assets	69,061,075,000	67,431,024,000
Current liabilities	43,709,666,000	42,164,942,000
Net current assets (liabilities)	25,351,409,000	25,266,082,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2020-01-01 - 2020-12-31	Accumulated Previous Year 2019-01-01 - 2019-12-31	Quarter Current Year 2020-10-01 - 2020-12-31	Quarter Previous Year 2019-10-01 - 2019-12-31
Analysis of income and expense
Revenue
Revenue from rendering of services	71,745,105,000	75,988,820,000	21,010,967,000	21,363,761,000
Revenue from sale of goods	805,690,000	932,198,000	191,521,000	248,985,000
Interest income	0	0	0	0
Royalty income	9,907,313,000	10,005,977,000	2,730,154,000	2,872,560,000
Dividend income	0	0	0	0
Rental income	14,903,526,000	14,830,186,000	3,850,019,000	3,782,894,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	97,361,634,000	101,757,181,000	27,782,661,000	28,268,200,000
Finance income
Interest income	1,132,935,000	1,529,112,000	181,947,000	318,290,000
Net gain on foreign exchange	3,004,934,000	935,291,000	6,177,339,000	1,400,726,000
Gains on change in fair value of derivatives	89,323,000	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	4,227,192,000	2,464,403,000	6,359,286,000	1,719,016,000
Finance costs
Interest expense	10,482,168,000	10,402,021,000	2,280,028,000	2,557,493,000
Net loss on foreign exchange	0	0	0	0
Losses on change in fair value of derivatives	0	872,291,000	1,847,363,000	558,666,000
Loss on change in fair value of financial instruments	0	886,000	0	886,000
Other finance cost	0	0	0	0
Total finance costs	10,482,168,000	11,275,198,000	4,127,391,000	3,117,045,000
Tax income (expense)
Current tax	6,802,510,000	5,267,157,000	2,194,183,000	1,460,738,000
Deferred tax	(1,574,610,000)	(2,598,712,000)	1,887,932,000	(765,028,000)
Total tax income (expense)	5,227,900,000	2,668,445,000	4,082,115,000	695,710,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

 See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of December 31, 2020 and December 31, 2019, and for the twelve months ended December 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2020. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2020 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

Accounting Policies

The consolidated financial statements of the BMV, for the years ended December 31, 2020 and 2019, have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

(a)	Basis of Presentation

 The consolidated financial statements of the Group as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

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These consolidated financial statements were authorized for issuance on March 31, 2021 by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2020 and 2019, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content

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Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. As of December 31, 2020 and 2019, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and/or share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).
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Renewal of concessions for the Content segment (Broadcasting) require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2020, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2021 to 2030
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

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The Group’s investments in associates include an equity interest in UHI represented by approximately 35.9% and 10% of the outstanding total shares of UHI as of December 31, 2020 and 2019, respectively (see Notes 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$1,074.0 million (Ps.21,424,180) and U.S.$433.7 million (Ps.8,189,662) as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

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A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund  (hedged item), which amounted to Ps.1,135,803 (U.S.$56.9 million) and Ps.4,688,202 (U.S.$248.3 million), as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2020 and 2019, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020, and approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019.

(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

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Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

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(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years
Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2020 and 2019.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2020 and 2019.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition

In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for prior years, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

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In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

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Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2020, 2019 and 2018, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.984,356, Ps.1,129,644 and Ps.1,327,549 for the years ended December 31, 2020, 2019 and 2018, respectively, of which Ps.962,806, Ps.1,108,094 and Ps.1,305,999 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

(z)	Leases

Through December 31, 2018:

•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.
In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.
On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

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(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2020, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023 retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

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Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform, The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Accounting Policies

The consolidated financial statements of the BMV, for the years ended December 31, 2020 and 2019, have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 31, 2021 by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

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Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2020 and 2019, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The Telecable subsidiaries are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

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(12)	Televisa, TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UHI and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. As of December 31, 2020 and 2019, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and/or share warrants issued by UHI (see Notes 9, 10 and 20).

(14)	Direct subsidiary through which we conduct certain operations of our Content segment and certain operations of our Other Businesses segments.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

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The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2020, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2022 to 2048
Sky	Various from 2021 to 2030
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 35.9% and 10% of the outstanding total shares of UHI as of December 31, 2020 and 2019, respectively (see Notes 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

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Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$1,074.0 million (Ps.21,424,180) and U.S.$433.7 million (Ps.8,189,662) as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund  (hedged item), which amounted to Ps.1,135,803 (U.S.$56.9 million) and Ps.4,688,202 (U.S.$248.3 million), as of December 31, 2020 and 2019, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

As of December 31, 2020 and 2019, cash equivalents primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020, and approximately 2.20% for U.S. dollar deposits and 8.09% for Mexican peso deposits in 2019.

(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

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The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i)	Financial Assets

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 28). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

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(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

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Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2020 and 2019.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2020 and 2019.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

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(p)	Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.
(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition

In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Cable and Sky segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for prior years, which was reported under the revenue recognition IFRS Standard in effect in those periods (see Note 28).

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

•
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

•	Motion picture production and distribution revenues are recognized as the films are exhibited.

•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

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Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)	Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2020, 2019 and 2018, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.
(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.984,356, Ps.1,129,644 and Ps.1,327,549 for the years ended December 31, 2020, 2019 and 2018, respectively, of which Ps.962,806, Ps.1,108,094 and Ps.1,305,999 was credited in consolidated stockholders’ equity for those years, respectively (see Note 17).

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(z)	Leases

Through December 31, 2018:

•
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

•
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

•
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

•	Leasehold improvements were depreciated at the lesser of its useful life or contract term.
In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). The Group adopted IFRS 15 and IFRS 9 in 2018, which became effective on January 1, 2018 (see Notes 2 (i), 2 (t) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2020, 2019 and 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after June 1, 2021.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendment to IFRS 16 (1)	COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (2)	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.
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Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023 retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Amendment to IFRS 16 Covid-19-Related Rent Concessions was issued in May 2020, and exempts lessees from having to consider individual lease contracts to determine whether rent concessions (i.e. temporary rent reductions) occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. IFRS 16 specifies how lessees should account for changes in lease payments, including concessions. However, applying those requirements to a potentially large volume of Covid-19-related rent concessions could be practically difficult, especially in the light of the many challenges stakeholders face during the pandemic. This optional exemption gives timely relief to lessees and enables them to continue providing information about their leases that is useful to investors. The amendment does not affect lessors. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not authorized for issue.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2, were issued in August 2020 as a complement to those amendments issued in September 2019 (Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, which were focused on the accounting effects of uncertainty in the period leading up to the reform). The “interest rate benchmark reform” refers to the market-wide reform of an interest rate benchmark (such as an interbank offered rate or IBOR), including the replacement of an interest rate benchmark with an alternative benchmark rate. Phase 2 amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform, The amendments in this final phase relate to: (i) changes to contractual cash flows – a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate; (ii) hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and (iii) disclosures – a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

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Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy disclosures.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 25 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, beginning on December 29, 2020, the Group has equity representing 35.9% on a fully-diluted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision (see Notes 4 and 5). The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a provider leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of December 31, 2020 and 2019, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2020, 2019 and 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2020.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on March 31, 2021 and were also authorized for issuance on April 30, 2021 including the events disclosed in Note 30, by the Group’s Corporate Vice President of Finance.

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The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2020.

IFRS Standard that became effective on January 1, 2019

IFRS 16

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 replaced IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the former IFRS Standard: lessors continue to classify leases as finance or operating leases.

Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019.

The initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, increased the Group’s consolidated total assets and liabilities as of January 1, 2019, as described below. Also, as a result of the adoption of IFRS 16, the Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments made, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard.

The Company’s management has concluded the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

As a result of the adoption of IFRS 16, the Group recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2020, December 31 and January 1, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

Long-term Lease Agreements		December 31, 2020 Assets (Liabilities )		December 31, 2019 Assets (Liabilities )		January 1, 2019 Assets (Liabilities	)
Right-of-use assets, net	Ps.	4,392,420	Ps.	4,502,590	Ps.	4,797,312
Lease liabilities [1]		(4,745,292)		(4,641,705)		(4,797,312)
Net effect	Ps.	(352,872)	Ps.	(139,115)	Ps.	-

(1)	Current portion of lease liabilities as of December 31, 2020, December 31 and January 1, 2019, amounted to Ps.524,458, Ps.533,260 and Ps.462,513, respectively.

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The Group has also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of December 31, 2020, December 31 and January 1, 2019, property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

Long-term Lease Agreements		December 31, 2020 Assets (Liabilities )		December 31, 2019 Assets (Liabilities )		January 1, 2019 Assets (Liabilities )
Right-of-use assets, net	Ps.	2,819,745	Ps.	3,050,462	Ps.	3,402,869
Lease liabilities [1]		(4,547,059)		(4,721,815)		(5,317,944)
Net effect	Ps.	(1,727,314)	Ps.	(1,671,353)	Ps.	(1,915,075)

[1]	Current portion of lease liabilities as of December 31, 2020, December 31 and January 1, 2019, amounted to Ps.753,296, Ps.754,506 and Ps.651,800, respectively.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics
•	Relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at January 1, 2019
•	Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases
•	Excluding initial direct cost for the measurement of the right-of-use asset at the date of initial application, and
•	Using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

3.     Disposition of Radiópolis and Assets Held for Sale

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”), to dispose of its 40% equity interest in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN is (i) a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), a wholly-owned subsidiary of the Company; and (ii) a subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V.(“CIE”). The proposed disposal of OCEN was expected to be completed by the parties in the first half of 2020, through the sale of all of the outstanding shares of OISE Entretenimiento, which net assets are comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expected to receive cash proceeds in the aggregate amount of Ps.5,206,000. As a result of this transaction, beginning on July 31, 2019, the Group classified the assets of OISE Entretenimiento, including the carrying value of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. As of December 31, 2019, the carrying value of current assets held for sale in connection with this proposed transaction amounted to Ps.694,239, of which Ps.693,970, were related to the carrying value of the investment in OCEN. Live Nation and the Company have an open dispute in connection with a purported unilateral termination of the stock purchase agreement by Live Nation which was notified to the Company in May 2020. Beginning on May 31, 2020, the Company: (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975; (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020; and (v) restated for comparison purposes its previously reported consolidated statement of financial position as of December 31, 2019, which included its investment in OCEN as current assets held for sale, to conform with the current classification of this asset as investments in associates and joint ventures (see Notes 5 and 14).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Sistema Radiópolis, S.A. de C.V. (“Radiópolis”), a direct subsidiary of the Company at that date engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669. As a result of this transaction the Group recognized a pre-tax gain of disposition on Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statements of income for the years ended December 31, 2020 and 2019. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 15 and 19)

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4.	Investments in Financial Instruments

At December 31, 2020 and 2019, the Group had the following investments in financial instruments:

		December 31, 2020		December 31, 2019
Equity instruments measured at fair value through other comprehensive income:
Warrants issued by UHI (1)	Ps.	-	Ps.	33,775,451
Open-Ended Fund (2)		1,135,803		4,688,202
Other equity instruments (3)		5,397,504		5,751,001
		6,533,307		44,214,654
Other		469,405		51,245
	Ps.	7,002,712	Ps.	44,265,899
(1)
Investment in warrants issued by UHI and exercisable for UHI’s common stock. The Group exercised these warrants for common stock of UHI on December 29, 2020, at an exercise price of U.S.$0.01 per warrant. The warrants did not entitle the holder to any voting rights or other rights as a stockholder of UHI. The warrants did not bear interest. As of December 29, 2020 and December 31, 2019, the Group owned 4,590,953 warrant shares, which upon their exercise and together with its investment in shares of UHI, represented 35.9% on a fully-diluted, as-converted basis of the equity capital in UHI. As of December 31, 2020, and resulting from the exercise of the warrants, the Group owns a total of 35.9% of the equity of UHI, on a fully-diluted, as-converted basis. In January 2017, in a Declaratory Ruling, the U.S. Federal Communications Commission (“FCC”) approved an increase in the authorized aggregate foreign ownership of UHI’s issued and outstanding shares of common stock from 25% to 49% and authorized the Group to hold up to 40% of the voting interest and 49% of the equity interest of UHI.

In conjunction with the acquisition of the majority stock of UHI by a group of investors, which was announced on February 25, 2020, the Company’s management assessed the implicit value of UHI’s shares in comparison to the fair value of its warrants and concluded that such implicit value did not constitute evidence of a condition that existed as of December 31, 2019, and reviewed the assumptions and inputs related to its discounted cash flow model used to determine the fair value of its investment in warrants as of December 31, 2019, concluding that the fair value of the warrants at such date was appropriate.

During the first quarter of 2020, as a result of revised cashflow forecasts and increasing uncertainty due to the COVID-19 pandemic, the Company’s management recognized: (i) a decline in the estimated fair value of the Group’s investment in warrants of UHI in the amount of Ps.21,937,152, which was accounted for in other comprehensive income or loss, net of income tax of Ps.6,581,146, for the year ended December 31, 2020; and (ii) an impairment loss that decreased the carrying value of the Group’s investment in shares of UHI in the amount of Ps.5,455,356, which was accounted for in share of income or loss of associates and joint ventures in the consolidated statement of income for the year ended December 31, 2020 (see Notes 5 and 10).

(2)
 The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value, and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In July and November 2019, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$121.6 million (Ps.2,301,682) and recognized cash proceeds from this redemption for such aggregate amount. In September and December 2020, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$153.7 million (Ps.3,155,643) and recognized cash proceeds from this redemption for such aggregate amount.

(3)	Other equity instruments include publicly traded instruments, and their fair value is determined by using quoted market prices at the valuation date.

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A roll-forward of investments in financial assets at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, is presented as follows:

		Warrants Issued by UHI		Open-Ended Fund		Other Equity Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	44,214,654
Disposition of investments		-		(3,159,970)		-		(3,159,970)
Change in fair value in other comprehensive income (1)		(16,387,752)		(392,429)		(353,497)		(17,133,678)
Warrants exercised for common stock UHI		(17,387,699)		-		-		(17,387,699)
At December 31, 2020	Ps.	-	Ps.	1,135,803	Ps.	5,397,504	Ps.	6,533,307

		Warrants Issued by UHI		Open-Ended Fund		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2019	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493
Disposition of investments		-		(2,331,785)		-		(72,723)		(2,404,508)
Change in fair value in other comprehensive income (1)		(1,146,079)		(642,739)		(794,624)		111		(2,583,331)
At December 31, 2019	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	-	Ps.	44,214,654

(1)
The foreign exchange gain in 2020, derived from the hedged warrants issued by UHI and the investment in an Open-Ended Fund, was hedged by foreign exchange loss in the consolidated statement of income, for the year ended December 31, 2020, in the amount of Ps.5,511,412 and Ps.471,097, respectively. The foreign exchange loss in 2019, derived from the hedged warrants issued by UHI and the investment in an Open-Ended Fund, was hedged by foreign exchange gain in the consolidated statement of income, for the year ended December 31, 2019, in the amount of Ps.1,403,384 and Ps.289,298, respectively (see Notes 9 and 16).

5.	Investments in Associates and Joint Ventures

At December 31, 2020 and 2019, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2020		December 31, 2020		December 31, 2019
Associates:
UHI (1)	35.9%	Ps.	21,424,180	Ps.	8,189,662
OCEN (2)	40.0%		556,251		693,970
Other			113,905		115,161
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		514,731		567,165
Periódico Digital Sendero, S.A.P.I. de C.V.(“PDS”) (4)	50.0%		204,464		196,474
		Ps.	22,813,531	Ps.	9,762,432
(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UHI’s operations. Beginning on December 29, 2020, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owns 5,701,335 Class “A” shares of common stock of UHI, representing 35.9% on a fully-dilluted of the outstanding shares of UHI, and 40.6% of the voting shares of UHI, as of December 31, 2020, as a result of exercising all of its outstanding warrants for common stock of UHI on that date; and (ii) it has three officers of the Company designated as members of the Board of Directors of UHI, which is composed of nine directors. Before December 29, 2020, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owned 1,110,382 Class “C” shares of common stock of UHI, representing 10% of the outstanding total shares of UHI and 14% of the voting shares of UHI, and 4,590,953 warrants issued by UHI, which upon their exercise, and together with the current investment in shares of UHI, represented approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI, subject to certain conditions, laws and regulations; and (ii) it had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors, of 22 available board seats. The Group is also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision has the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico, in each case through 7.5 years after the Group has voluntarily sold two-thirds of its initial investment made in UHI in December 2010. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not disclosed. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants on a fully-diluted, as-converted basis. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction, which was subject to customary closing conditions including receipt of regulatory approvals, closed on December 29, 2020. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of Ps.5,455,356 that decreased the carrying value of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020 (see Notes 1, 4, 9, 14 and 16).

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(2)
OCEN is a majority-owned subsidiary of CIE, and is engaged in the live entertainment business in Mexico, Central America and Colombia. In July 2019, the Group announced the sale of its 40% equity interest in OCEN to Live Nation Entertainment, Inc., and classified this non-current investment as current assets held for sale. As a result, the Group discontinued the use of the equity method to account for the investment in this associate beginning on August 1, 2019. In 2019, the stockholders of OCEN  approved the payment of dividends in the aggregate amount of Ps.1,931,000, of which Ps.772,400 were paid to the Group, as well as a capital reduction in the amount of Ps.200,466, of which Ps.80,186 were paid to the Group. In 2020 the stockholders of OCEN did not pay any dividends. Beginning on May 31, 2020, the Company (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii)  began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1,  through December 31, 2019, in consolidated retained earnings as of January 1, 2020, in the amount of Ps.147,975, (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020; and (v) restated for comparison purposes its previously reported consolidated statement of financial position as of December 31, 2019, which included its investment in OCEN as current assets held for sale, to conform with the current classification of this asset as investments in associates and joint ventures. As of December 31, 2020 and 2019, the investment in OCEN included goodwill of Ps.359,613 (see Notes 3 and 14).

(3)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2020 and 2019, GTAC had used a principal amount of Ps.688,183 under this credit facility. During the year ended December 31, 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.123,390. During the year ended December 31, 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.114,574. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.946,128, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2030. During the years ended December 31, 2020 and 2019, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.122,656 and Ps.86,321, respectively. The net investment in GTAC as of December 31, 2020 and 2019, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.821,253 and Ps.872,317, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(4)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2020 and 2019, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

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6.	Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, 2020 and 2019, consisted of:

		December 31, 2020		December 31, 2019
Buildings	Ps.	9,816,944	Ps.	9,435,452
Building improvements		183,368		182,660
Technical equipment		157,262,188		141,966,642
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,263,800		1,158,745
Transportation equipment		3,122,232		3,000,322
Computer equipment		9,198,382		8,548,265
Leasehold improvements		3,605,636		3,434,374
		190,478,644		173,752,554
Accumulated depreciation		(124,957,287)		(109,028,784)
		65,521,357		64,723,770
Land		4,886,600		4,891,094
Construction and projects in progress		12,873,670		13,714,368
	Ps.	83,281,627	Ps.	83,329,232

As of December 31, 2020, technical equipment includes Ps.868,418 and related accumulated depreciation of Ps.299,495 in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the years ended December 31, 2020 and 2019, was Ps.17,689,503 and Ps.17,437,800, respectively. As of January 1, 2019, in connection with the adoption of IFRS 16, the Group classified as right-of-use assets those obligations recognized as finance leases as of December 31, 2018 (see Note 2).

During the years ended December 31, 2020 and 2019, the Group invested Ps.20,131,738 and Ps.19,108,284, respectively, in property, plant and equipment as capital expenditures.

7.	Right-of-use Assets, Net

Right-of-use assets, net as of December 31, 2020 and 2019, consisted of:

		December 31, 2020		December 31, 2019
Buildings	Ps.	5,464,584	Ps.	5,085,242
Satellite transponders		4,275,619		4,275,619
Technical Equipment		1,883,982		1,688,829
Others		231,138		58,021
		11,855,323		11,107,711
Accumulated depreciation		(4,643,158)		(3,554,659)
	Ps.	7,212,165	Ps.	7,553,052

Depreciation charged to income for the years ended December 31, 2020 and 2019, was Ps.1,096,774 and Ps.1,070,350, respectively.

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8.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net as of December 31, 2020 and 2019, were as follows:

		December 31, 2020						December 31, 2019
		Cost		Accumulated Amortization		Carrying Value		Cost		Accumulated Amortization		Carrying Value
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	-	Ps.	35,242	Ps.	175,444	Ps.	-	Ps.	175,444
Concessions		15,166,067		-		15,166,067		15,166,067		-		15,166,067
Goodwill		14,113,626		-		14,113,626		14,113,626		-		14,113,626
Intangible assets with finite useful lives:
Trademarks		2,227,096		(1,971,314)		255,782		2,127,697		(1,899,187)		228,510
Concessions		553,505		(442,804)		110,701		553,505		(332,103)		221,402
Licenses and software		13,139,480		(8,446,906)		4,692,574		10,858,388		(6,843,169)		4,015,219
Subscriber lists		8,804,334		(7,258,070)		1,546,264		8,782,852		(6,632,419)		2,150,433
Payment for renewal of concessions		5,825,559		-		5,825,559		5,821,828		-		5,821,828
Other intangible assets		5,169,795		(4,191,392)		978,403		5,198,960		(3,762,535)		1,436,425
	Ps.	65,034,704	Ps.	(22,310,486)	Ps.	42,724,218	Ps.	62,798,367	Ps.	(19,469,413)	Ps.	43,328,954

Amortization charged to income for the years ended December 31, 2020 and 2019, was Ps.2,474,510 and Ps.2,500,646, respectively. Additional amortization charged to income for the years ended December 31, 2020 and 2019, was Ps.380,863 and Ps.531,426, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which includes a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

In the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount was determined by the IFT before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021.

During the second half of 2020 and 2019, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down in Latin America. Accordingly, the Group has reduced its cash flow expectations for some of its foreign operations. As a result, the Group compared the fair value of the intangible assets in the reporting units with the related carrying value and recorded an aggregate impairment charge in connection with trademarks of Ps.40,803 and Ps.67,574, in other expense, net, in the consolidated statement of income for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Content segments.

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9.	Debt, Lease Liabilities and Other Notes Payable

As of December 31, 2020 and 2019, debt, lease liabilities and other notes payable outstanding were as follows:

						December 31, 2020		December 31, 2019
		Principal		Finance Costs		Total		Total
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	11,969,580	Ps.	(162,815)	Ps.	11,806,765	Ps.	11,129,156
4.625% Senior Notes due 2026 (1)		5,984,790		(24,424)		5,960,366		5,635,748
8.5% Senior Notes due 2032 (1)		5,984,790		(19,870)		5,964,920		5,643,504
6.625% Senior Notes due 2040 (1)		11,969,580		(120,485)		11,849,095		11,203,427
5% Senior Notes due 2045 (1)		19,949,300		(412,967)		19,536,333		18,453,920
6.125% Senior Notes due 2046 (1)		17,954,370		(119,284)		17,835,086		16,871,348
5.250% Senior Notes due 2049 (1)		14,961,975		(294,210)		14,667,765		13,858,286
Total U.S. dollar debt	Ps.	88,774,385	Ps.	(1,154,055)	Ps.	87,620,330	Ps.	82,795,389
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(16,122)		4,483,878		4,481,519
8.49% Senior Notes due 2037 (1)		4,500,000		(11,903)		4,488,097		4,487,372
7.25% Senior Notes due 2043 (1)		6,500,000		(53,091)		6,446,909		6,444,540
Bank loans (3)		16,000,000		(88,350)		15,911,650		15,883,817
Bank loans (Sky) (4)		2,750,000		-		2,750,000		5,500,000
Bank loans (TVI) (5)		852,893		(786)		852,107		1,344,058
Total Mexican peso debt	Ps.	35,102,893	Ps.	(170,252)	Ps.	34,932,641	Ps.	38,141,306
Total debt (6)		123,877,278		(1,324,307)		122,552,971		120,936,695
Less: Current portion of long-term debt		617,489		(498)		616,991		491,951
Long-term debt, net of current portion	Ps.	123,259,789	Ps.	(1,323,809)	Ps.	121,935,980	Ps.	120,444,744

Lease liabilities:
Satellite transponder lease obligation (7)	Ps.	3,818,559	Ps.	-	Ps.	3,818,559	Ps.	4,014,567
Lease liabilities(8)		5,473,792		-		5,473,792		5,348,953
Total lease liabilities		9,292,351		-		9,292,351		9,363,520
Less: Current portion		1,277,754		-		1,277,754		1,257,766
Lease liabilities, net of current portion	Ps.	8,014,597	Ps.	-	Ps.	8,014,597	Ps.	8,105,754
Other notes payable:
Total other notes payable (9)	Ps.	-	Ps.	-	Ps.	-	Ps.	1,324,063
Less: Current portion		-		-		-		1,324,063
Other notes payable, net of current portion	Ps.	-	Ps.	-	Ps.	-	Ps.	-

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

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(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, respectively, through the BMV in the aggregate principal amount of Ps.4,500,000. In July 2019, the Company prepaid all of the outstanding Notes due 2021 and 2022 in the aggregate principal amount of Ps.11,000,000. In October 2019, the Company prepaid all of the outstanding Notes due 2020 in the aggregate principal amount of Ps.10,000,000. Interest rate on the Notes due 2027 was 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes due 2027 contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense. During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. The Company retained the right to reborrow the facility in an amount of up to the Mexican peso equivalent of U.S.$618 million, and the facility remains available through March 2022.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amounts prepayment of Ps.2,750,000, and related interest and transaction costs in the amount of Ps.68,091. Under the terms of these credit agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions.

(5)
As of December 31, 2020 and 2019, included outstanding balances in the aggregate principal amount of Ps.852,893 and Ps.1,345,382, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2019 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long- term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)
Total debt is presented net of unamortized finance costs as of December 31, 2020 and 2019, in the aggregate amount of Ps.1,324,307 and Ps.1,441,597, respectively, and does not include related interest payable in the aggregate amount of Ps.1,934,656 and Ps.1,943,863, respectively.

(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 7).

(8)
In 2020, includes lease liabilities recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,745,292. Also, includes minimum lease payments of property and equipment under leases that qualify as lease liabilities. As of December 31, 2020 and 2019, includes Ps.728,500 and Ps.699,066, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2029. Other finance liabilities had terms, which expired at various dates between 2019 and 2020.

(9)
Notes payable issued by the Company in connection with the acquisition in 2016 of a non-controlling interest in TVI. As of December 31, 2019, cash payments to be made in 2020 related to these notes payable amounted to an aggregate of Ps.1,330,000, including implicit interest of Ps.142,500. Accumulated accrued interest for this transaction amounted to Ps.136,563 as of December 31, 2019. This was regarded as a Level 2 debt, which was fair valued using a discounted cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quoted debt instruments. In February 2020, the Group repaid all of its outstanding other notes payable as of December 31, 2019.

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As of December 31, 2020 and 2019, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and the investment in Open-Ended Fund (hedged items) were as follows:

	.	December 31, 2020				December 31, 2019
Hedged items		Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of UHI (net investment hedge)	U.S.$	1,074.0	Ps.	21,424,180	U.S.$	433.7	Ps.	8,189,662
Warrants issued by UHI (foreign currency fair value hedge)		-		-		1,788.6		33,775,451
Open-Ended Fund (foreign currency fair value hedge)		56.9		1,135,803		248.3		4,688,202
Total	U.S.$	1,130.9	Ps.	22,559,983	U.S.$	2,470.6	Ps.	46,653,315

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2020 and 2019, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		December 31, 2020		December 31, 2019
Recognized in:
Comprehensive (loss) gain	Ps.	(7,343,244)	Ps.	2,030,424
Total foreign exchange (loss) gain derived from hedging Senior Notes	Ps.	(7,343,244)	Ps.	2,030,424
Offset against by:
Foreign currency translation gain (loss) derived from the hedged net investment in shares of UHI	Ps.	1,360,735	Ps.	(337,742)
Foreign exchange gain (loss) derived from hedged warrants issued by UHI		5,511,412		(1,403,384)
Foreign exchange gain (loss) derived from the hedged Open-Ended Fund		471,097		(289,298)
Total foreign currency translation and foreign exchange gain (loss) derived from hedged assets	Ps.	7,343,244	Ps.	(2,030,424)

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at December 31, 2020, to the contracted maturity date:

		Less than 12 Months January 1, 2021 to December 31, 2021		12-36 Months January 1, 2022 to December 31, 2023		36-60 Months January 1, 2024 to December 31, 2025		Maturities Subsequent to December 31, 2025		Total
Debt (1)	Ps.	617,489	Ps.	8,985,404	Ps.	21,969,580	Ps.	92,304,805	Ps.	123,877,278
Lease liabilities		1,277,754		2,184,098		2,240,777		3,589,722		9,292,351
Total debt and lease liabilities	Ps.	1,895,243	Ps.	11,169,502	Ps.	24,210,357	Ps.	95,894,527	Ps.	133,169,629

(1)	The amounts of debt are disclosed on a principal amount basis.

10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that were exercised for UHI’s common stock, on December 29, 2020, non-current investments in debt and equity securities, and in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, accounts receivable, accounts payable, and the current portion of the notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

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The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2020 and 2019, were as follows:

		December 31, 2020				December 31, 2019
		Carrying Value		Fair Value		Carrying Value		Fair Value
Assets: Cash and cash equivalents	Ps.	29,058,093	Ps.	29,058,093	Ps.	27,452,265	Ps.	27,452,265
Trade notes and accounts receivable, net		12,343,797		12,343,797		14,486,184		14,486,184
Warrants issued by UHI (see Note 4)		-		-		33,775,451		33,775,451
Long-term loans and interest receivable from GTAC (see Note 5)		821,253		824,092		872,317		875,585
Open-Ended Fund (see Note 4)		1,135,803		1,135,803		4,688,202		4,688,202
Other equity instruments (see Note 4)		5,397,504		5,397,504		5,751,001		5,751,001
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	29,923,950	Ps.	40,584,237	Ps.	28,325,700	Ps.	34,954,254
Senior Notes due 2045		19,949,300		24,282,886		18,883,800		19,739,047
Senior Notes due 2037 and 2043		11,000,000		9,238,435		11,000,000		8,986,870
Senior Notes due 2026 and 2046		23,939,160		31,811,792		22,660,560		26,645,193
Senior Notes due 2049		14,961,975		18,978,667		14,162,850		15,364,426
Notes due 2027		4,500,000		5,035,860		4,500,000		4,656,375
Long-term notes payable to Mexican banks		19,602,893		19,801,142		22,845,382		23,012,707
Lease liabilities (1)		9,292,351		9,343,100		9,363,520		9,120,903
Other notes payable		-		-		1,324,063		1,295,780

(1)	In 2020, includes lease agreements recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,745,292.

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2020 and 2019, were as follows:

December 31, 2020: Derivative Financial Instruments		Carrying Value		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	1,759	Ps.	122,400		May 2022
TVI’s interest rate swap		23,784	Ps.	730,493		April 2022
Interest rate swap		109,146	Ps.	2,000,000		October 2022
Interest rate swap		86,171	Ps.	1,500,000		October 2022
Interest rate swap		180,941	Ps.	2,500,000		February 2023
Interest rate swap		762,827	Ps.	10,000,000		June 2024
Forward		714,763	U.S.$	330,500		January 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		204,250	Ps.	9,385,347		March 2022
TVI’s forward		176,868	U.S.$	88,353		January 2021 through February 2022
Empresas Cablevisión´s forward		190,726	U.S.$	96,789		January 2021 through February 2022
Sky’s forward		318,701	U.S.$	135,000		February 2021 through February 2022
Forward		706,287	U.S.$	344,898		January 2021 through February 2022
Total liabilities	Ps.	3,476,223

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December 31, 2019: Derivative Financial Instruments		Carrying Value		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date
Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	4,592	Ps.	407,200		May 2020 through May 2022
Total assets	Ps.	4,592

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	8,943	Ps.	938,182		April 2022
Interest rate swap		38,543	Ps.	2,000,000		October 2022
Interest rate swap		30,702	Ps.	1,500,000		October 2022
Interest rate swap		83,122	Ps.	2,500,000		February 2023
Interest rate swap		185,205	Ps.	6,000,000		June 2024
Forward		144,466	U.S.$	218,688		January 2020 through September 2020
Derivatives not recorded as accounting hedges:
TVI’s forward		45,968	U.S.$	66,000		January 2020 through October 2020
Empresas Cablevisión´s forward		48,474	U.S.$	73,000		January 2020 through October 2020
Sky’s forward		87,090	U.S.$	127,850		January 2020 through September 2020
Forward		242,777	U.S.$	361,550		January 2020 through October 2020
Total liabilities	Ps.	915,290

UHI Warrants

In July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for 4,858,485 warrants that were exercisable for UHI’s common stock, and exercised 267,532 of these warrants to increase its equity stake in UHI from 7.8% to 10%. On December 29, 2020, the Group exercised all of its remaining warrants for common shares of UHI to increase its equity stake in UHI from 10% to 35.9% on a fully diluted basis (see Notes 4 and 5).

The carrying amount of these warrants included the original value of U.S.$1,063.1 million invested by the Group in December 2010 in the form of Convertible Debentures issued by UHI that were then exchanged for these warrants in July 2015.

The Group determined the fair value of its investment in warrants by using the income approach based on post-tax discounted cash flows.  The income approach requires management to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on weighted average cost of capital within a range of 8% to 9%, among others. The Group´s estimates for market growth were based on historical data, various internal estimates and observable external sources when available, and are based on assumptions that are consistent with the strategic plans and estimates used to manage the underlying business. Since the described methodology is an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3. Additionally, the Group determined the fair value of its investment in warrants by using the Black-Scholes model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. The assumptions used as of December 29, 2020 and December 31, 2019, included the UHI stock´s spot price of U.S.$190 and U.S.$390 per share on a fully-diluted, as–converted basis, respectively, and the UHI stock’s expected volatility of 64% and 40%, respectively (see Notes 5 and 14).

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI that were exercisable for UHI’s common stock. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instruments with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants issued by UHI are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 4).

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11.	Capital Stock and Long-Term Retention Plan

  At December 31, 2020, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued(1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	122,179.4	(1,105.4)	(8,054.8)	113,019.2
Series “B” Shares	58,019.7	(972.8)	(6,118.4)	50,928.5
Series “D” Shares	88,554.1	(1,547.5)	(5,984.2)	81,022.4
Series “L” Shares	88,554.1	(1,547.5)	(5,984.2)	81,022.4
Total	357,307.3	(5,173.2)	(26,141.6)	325,992.5
Shares in the form of CPOs	296,023.0	(5,173.2)	(20,004.2)	270,845.6
Shares not in the form of CPOs	61,284.3	-	(6,137.4)	55,146.9
Total	357,307.3	(5,173.2)	(26,141.6)	325,992.5
CPOs	2,530.1	(44.2)	(171.0)	2,314.9

(1)	As of December 31, 2020, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps.2,459,154)
(2)
During the year ended December 31, 2020, the Company repurchased 616.0 million shares, in the form of 5.3 million CPOs, in the amount of Ps.195,597, in connection with a share repurchase program that was approved by the Company’s stockholders.

(3)	In connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

  A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2020 and 2019, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2020	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.6)	(115.8)	(184.3)	(184.3)	(616.0)	(5.3)
Cancelled and forfeited (2)	(3,097.4)	(1,830.0)	(2,911.3)	(2,911.3)	(10,750.0)	(83.2)
Acquired	(86.0)	(75.6)	(120.3)	(120.3)	(402.2)	(3.4)
Released	110.3	97.1	154.5	154.5	516.4	4.4
As of December 31, 2020	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2019	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4
Repurchased (1)	(973.7)	(856.9)	(1,363.3)	(1,363.3)	(4,557.2)	(38.9)
Acquired (3)	(65.6)	(57.7)	(91.9)	(91.9)	(307.1)	(2.7)
Released	1,056.0	651.3	1,036.1	1,036.1	3,779.5	29.6
As of December 31, 2019	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4

(1)	Repurchased by the Company in connection with a share repurchase program.
(2)	Cancelled and forfeited in connection with the Company’s LTRP.
(3)	Acquired by a Company’s trust in connection with the Company’s LTRP.

  Long-Term Retention Plan

During the first half of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPO units, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain Company’s officers and employees in 2015 and 2016, as described in the paragraph below; and (ii) 1,009.7 million shares in the form of 8.6 million CPOs, in connection with forfeited rights under this Plan. Additionally, in the second quarter of 2020, this trust released 516.4 million shares in the form of 4.4 million CPOs.

In the fourth quarter of 2019, the Company agreed to: (i) cancel 9,490.5 million shares that were conditionally sold to certain officers and employees in 2015, 2016 and 2017, which conditions had not been complied with in full yet; and (ii) conditionally sell 4,745.3 million shares to the same officers and employees at a lower price and additional vesting periods of two and three years. In connection with these events, the Company recognized an additional expense that was included as administrative expense for the year ended December 31, 2019.
In the fourth quarter of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 3,196.1 million shares in the form of 27.4 million CPOs, and 351.0 million Series “A” Shares, not in the form of CPO units, in connection with forfeited rights under this Plan; and (ii) acquired 402.2 million shares of the Company in the form of 3.4 million CPOs, in the amount of Ps.111,979.

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In the third quarter of 2020, the Company recognized as a decrease to the balance of shares repurchased as a result of refund in the amount of Ps.100,000, which was made to the Company in 2019 by the trust for the LTRP. In the fourth quarter of 2020, the Company made a funding to the trust for the LTRP for acquisition of shares in the aggregate amount of Ps.197,000.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.962,806 and Ps.1,108,094 for the years ended December 31, 2020 and 2019, respectively, which amount was reflected in consolidated operating income as administrative expense.

12.	Retained Earnings

As of December 31, 2020 and 2019, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2019, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and   Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2019, in the aggregate amount of Ps.1,066,187.

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In 2020 the Group identified that it had overstated Ps.221,000 of a contingent payout obligation, which was presented as a component of consolidated other current liabilities as of December 31, 2019. This inmaterial correction of prior period financial statements had no impact to the consolidated statements of income and comprehensive income. The Company corrected the overstatement retrospectively for prior periods in the accompanying consolidated statements of financial position as of December 31, 2019.

13.	Non-controlling Interests

In 2020 and 2019, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.2,750,000 and Ps.3,800,000, respectively, of which Ps.1,134,808 and Ps.1,570,659, respectively, were paid to its non-controlling interests.

In 2020, Pantelion, LLC. paid a dividend to its equity owners in the aggregate amount of Ps.394,269, of which Ps.193,192, were for its non-controlling interests.

In 2020, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.656,346, of which Ps.325,173, were for its non-controlling interests, and of which only Ps.285,669 were paid.

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14.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2020 and 2019, were as follows:

		December 31, 2020		December 31, 2019
Current receivables:
UHI, including Univision (1)	Ps.	692,282	Ps.	748,844
OCEN (see Notes 3 and 5)		34,137		3,968
Editorial Clío, Libros y Videos, S.A. de C.V.		2,308		2,933
Other		58,225		58,682
	Ps.	786,952	Ps.	814,427

Current payable:
UHI, including Univision (1)	Ps.	-	Ps.	594,254
AT&T/ DirecTV		32,310		25,447
Other		50,697		24,550
	Ps.	83,007	Ps.	644,251

(1)
As of December 31, 2020 and 2019, receivables from UHI related primarily to the PLA amounted to Ps.692,282 and Ps.748,844, respectively. Through December 29, 2020, the Group recognized a provision associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the former chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In connection with the sale of shares by the former control stockholders of UHI, which was concluded on December 29, 2020, and the dissolution of the special-purpose entity for this arrangement, the Company cancelled this provision on that date, and recognized a non-cash other income in the amount of Ps.691,221 in the statement of income for the year ended December 31, 2020 (see Note 15).

In the years ended December 31, 2020 and 2019, royalty revenue from Univision amounted to Ps.8,155,338 and Ps.7,527,364, respectively.

15.   Other Income or Expense, Net

Other income (expense) for the years ended December 31, 2020 and 2019, is analyzed as follows:

		December 31, 2020		December 31, 2019
Net gain on disposition of Radiópolis (see Note 3)	Ps.	932,449	Ps.	-
Net gain on disposition of investments		-		627
Donations		(62,155)		(27,786)
Legal, financial, and accounting advisory and professional services (1)		(534,448)		(353,937)
Gain (loss) on disposition of property and equipment		57,949		(158,658)
Impairment adjustments (3)		(40,803)		(67,574)
Deferred compensation		(225,804)		(199,195)
Dismissal severance expense (2)		(273,281)		(533,233)
Income for cash reimbursement received from Imagina (4)		167,619		-
Interest income for recovered Asset Tax from prior years		-		139,995
Other, net		212,102		(116,826)
	Ps.	233,628	Ps.	(1,316,587)

(1)	Includes primarily advisory and professional services in connection with certain litigation and other matters.
(2)
Includes severance expense in connection with dismissals of personnel, as a part of a continued cost reduction plan. In 2019, included Ps.150,000 related to an accrual for restructuring certain administrative areas in the first quarter of 2020.

(3)	In 2020 and 2019, includes impairment adjustments in connection with trademarks in the Group’s Publishing business.
(4)
In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associated company.

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16.	Finance Expense, Net

Finance (expense) income for the years ended December 31, 2020 and 2019, included:

		December 31, 2020		December 31, 2019
Interest expense (1)	Ps.	(10,482,168)	Ps.	(10,402,021)
Other finance expense, net (2)		-		(873,177)
Finance expense		(10,482,168)		(11,275,198)
Interest income (3)		1,132,935		1,529,112
Other finance income, net (2)		89,323		-
Foreign Exchange gain, net (4)		3,004,934		935,291
Finance income		4,227,192		2,464,403
Finance expense, net	Ps.	(6,254,976)	Ps.	(8,810,795)
(1)
In the years ended December 31, 2020 and 2019, included interest expense related to lease liabilities that were recognized in connection with the initial adoption of IFRS 16 (see Note 2) in the aggregate amount of Ps.426,672 and Ps.426,541, respectively.

(2)	Other finance income or expense, net, included gain or loss from derivative financial instruments and a loss from changes on fair value in other financial instruments in 2019.
(3)	This line item included primarily interest income from cash equivalents.
(4)
Foreign exchange gain or loss, net, included: (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as a hedging instrument of the Group’s investments in UHI and Open-Ended Fund, during the years ended December 31, 2020 and 2019; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2020 and 2019 (see Note 9). The exchange rate of the Mexican peso against the U.S dollar was of Ps.19.9493 and Ps.18.8838 as of December 31, 2020 and 2019, respectively.

17.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. For the years ended December 31, 2020 and 2019, the effective income tax rate was 95% and 30%, respectively. The effective income tax rate for the year ending  December 31, 2020, was affected primarily by the non-deductible tax effect of the impairment adjustment to the carrying value of the investment in shares of UHI, which was recognized by the Group in the first quarter of 2020 (see Note 5). As of December 31, 2020 and 2019, the effective income tax rate, before the share of income or loss of associates and joint ventures, was 46% and 33%, respectively.

18.	Earnings per CPO/Share

At December 31, 2020 and 2019 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

		December 31, 2020		December 31, 2019
Total Shares	Ps.	330,685,559	Ps.	338,375,192
CPOs		2,351,464		2,412,794
Shares not in the form of CPO units:
Series “A” Shares		55,563,596		56,077,584
Series “B” Shares		187		187
Series “D” Shares		239		239
Series “L” Shares		239		239

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Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2020 and 2019, are presented as follows:

		2020					2019
		Per CPO		Per Share (*	)		Per CPO		Per Share (*	)
Net income attributable to stockholders of the Company	Ps.	(0.44)	Ps.	0.0		Ps.	1.60	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

		December 31, 2020		December 31, 2019
Total Shares	Ps.	352,237,926	Ps.	354,827,433
CPOs		2,486,783		2,508,916
Shares not in the form of CPO units:
Series “A” Shares		58,926,613		58,926,613
Series “B” Shares		2,357,208		2,357,208
Series “D” Shares		239		239
Series “L” Shares		239		239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2020 and 2019, are presented as follows:

		2020					2019
		Per CPO		Per Share (*	)		Per CPO		Per Share (*	)
Net income attributable to stockholders of the Company	Ps.	(0.41)	Ps.	0.0		Ps.	1.53	Ps.	0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2020 and 2019:

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2020:
Cable	Ps.	45,367,108	Ps.	710,357	Ps.	44,656,751	Ps.	18,898,301
Sky		22,134,701		581,270		21,553,431		9,135,346
Content		32,613,007		4,679,805		27,933,202		12,360,797
Other Businesses		4,276,074		1,281,096		2,994,978		116,480
Segment total		104,390,890		7,252,528		97,138,362		40,510,924
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		223,272		-		223,272		(3,991)
Eliminations and corporate expenses		(7,252,528)		(7,252,528)		-		(1,954,406)
Depreciation and amortization		-		-		-		(21,260,787)
Consolidated total before other income		97,361,634		-		97,361,634		17,291,740 (1)
Other income, net		-		-		-		233,628
Consolidated total	Ps.	97,361,634	Ps.	-	Ps.	97,361,634	Ps.	17,525,368 (2)

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		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2019:
Cable	Ps.	41,701,982	Ps.	591,618	Ps.	41,110,364	Ps.	17,797,571
Sky		21,347,078		437,275		20,909,803		9,121,221
Content		35,060,534		3,589,407		31,471,127		12,649,135
Other Businesses		8,200,212		772,793		7,427,419		1,464,249
Segment total		106,309,806		5,391,093		100,918,713		41,032,176
Reconciliation to consolidated amounts:
Disposed operations (see Note 3)		841,437		2,969		838,468		258,885
Eliminations and corporate expenses		(5,394,062)		(5,394,062)		-		(1,960,648)
Depreciation and amortization		-		-		-		(21,008,796)
Consolidated total before other expense		101,757,181		-		101,757,181		18,321,617 (1)
Other expense, net		-		-		-		(1,316,587)
Consolidated total	Ps.	101,757,181	Ps.	-	Ps.	101,757,181	Ps.	17,005,030 (2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2020 and 2019:

		Domestic		Export		Abroad		Total
December 31, 2020:
Cable:
Digital TV Service	Ps.	16,549,458	Ps.	-	Ps.	-	Ps.	16,549,458
Advertising		1,633,201		-		-		1,633,201
Broadband Services		16,540,687		-		-		16,540,687
Telephony		4,382,964		-		-		4,382,964
Other Services		702,023		-		-		702,023
Enterprise Operations		5,245,443		-		313,332		5,558,775
Sky:
DTH Broadcast Satellite TV		19,398,285		-		1,569,999		20,968,284
Advertising		1,112,662		-		-		1,112,662
Pay-Per-View		42,291		-		11,464		53,755
Content:
Advertising		16,180,397		169,362		-		16,349,759
Network Subscription Revenue		4,322,535		1,143,657		-		5,466,192
Licensing and Syndication		1,572,659		9,224,397		-		10,797,056
Other Businesses:
Gaming		959,985		-		-		959,985
Soccer, Sports and Show Business Promotion		1,382,708		146,324		-		1,529,032
Publishing - Magazines		269,768		-		942		270,710
Publishing - Advertising		173,645		-		-		173,645
Publishing Distribution		309,673		-		-		309,673
Feature Film Production and Distribution		915,165		-		117,864		1,033,029
Segment total		91,693,549		10,683,740		2,013,601		104,390,890
Disposed operations (see Note 3)		223,272		-		-		223,272
Intersegment eliminations		(7,252,528)		-		-		(7,252,528)
Consolidated total revenues	Ps.	84,664,293	Ps.	10,683,740	Ps.	2,013,601	Ps.	97,361,634

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		Domestic		Export		Abroad		Total
December 31, 2019:
Cable:
Digital TV Service	Ps.	16,298,079	Ps.	-	Ps.	-	Ps.	16,298,079
Advertising		1,507,831		-		-		1,507,831
Broadband Services		14,544,473		-		-		14,544,473
Telephony		3,658,121		-		-		3,658,121
Other Services		801,937		-		-		801,937
Enterprise Operations		4,626,396		-		265,145		4,891,541
Sky:
DTH Broadcast Satellite TV		18,918,077		-		1,359,079		20,277,156
Advertising		953,634		-		-		953,634
Pay-Per-View		98,539		-		17,749		116,288
Content:
Advertising		19,236,014		223,434		-		19,459,448
Network Subscription Revenue		3,832,716		1,160,459		-		4,993,175
Licensing and Syndication		1,794,636		8,813,275		-		10,607,911
Other Businesses:
Gaming		2,974,284		-		-		2,974,284
Soccer, Sports and Show Business Promotion		1,821,605		1,182,972		-		3,004,577
Publishing - Magazines		393,763		-		18,076		411,839
Publishing - Advertising		246,309		-		23,461		269,770
Publishing Distribution		337,685		-		-		337,685
Feature Film Production and Distribution		890,927		787		310,343		1,202,057
Segment Total		92,935,026		11,380,927		1,993,853		106,309,806
Disposed operations (see Note 3)		841,437		-		-		841,437
Intersegment eliminations		(5,387,894)		-		(6,168)		(5,394,062)
Consolidated total revenues	Ps.	88,388,569	Ps.	11,380,927	Ps.	1,987,685	Ps.	101,757,181

Seasonality of Operations

The Group’s results of operations are not highly seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2020 and 2019, the Group recognized 28.5% and 27.8%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

20.	Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and decreases in long-term interest rates. During the fourth quarter of 2020, the Company’s management made an assessment of potential adverse impacts of COVID-19 in its business segments, primarily in connection with impairment indicators and testing of significant long-lived assets, expected credit losses for accounts receivable, recovery of deferred income tax assets and workforce considerations. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2021.

The Company´s management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group´s products across its segments, as its clients and customers reduce or defer their spending.

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The Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open with some limitations, mainly with reduced capacity and hours of operation. However, a significant part of the population is still implementing social distancing and shelter-in-place policies. As a result, during the quarter ended December 31, 2020, this has affected, and is still affecting the ability of the Group´s employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date given that they are considered essential economic activities, the Group has continued operating its media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended December 31, 2020, the Group continued producing of new content following the requirements and health guidelines imposed by the Mexican Government.  During the quarter ended December 31, 2020, the Group´s Content segment recovered in relation to the previous quarters during the pandemic as a result of the easing of lockdown restrictions in some jurisdictions in which its customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and the COVID-19 pandemic has caused, and could further cause, advertisers to reduce or postpone their advertisement spending on its platforms.

In the Group´s Other Businesses segment, sporting and other entertainment events for which it has broadcast rights, or which it organizes, promotes and/or is located in venues it owns, has started to operate again with some limitations and taking the corresponding sanitary measures, and to date some of its casinos have resumed operations with reduced capacity and hours of operation. When local authorities approve the re-opening of these venues that are still not operating, rules may be enacted including limitations on capacity and operating hours; these may affect the results of its Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect the Group’s operations.

The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group´s businesses, financial position and results of operations over the near, medium or long-term.

21.	Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court's order. On October 6, 2020, the United States Court of Appeals for the Second Circuit denied Televisa’s request for leave to appeal the District Court’s class certification order.  The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

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On April 27, 2017, the tax authorities, initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011 regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018 the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019 the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016 the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014 regarding federal taxes as direct subject, as well as withholder. On April 24, 2017 the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019 an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the reffered administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019 the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020 the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.289,821 for a fine consisting on 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury.  On August 27, 2020 an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

The matters discussed in the three paragraphs referred to above did not require the recognition of a provision as of December 31, 2020.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

22.    Events after the Reporting Period

Transaction announced on April 13, 2021

On April 13, 2021, the Group and UHI announced a definitive transaction agreement in which the Group’s content and media assets will be combined with UHI to create the largest Spanish-language media company in the world.

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The Group will continue to participate in UHI’s growth potential by remaining the largest shareholder in UHI, with an equity stake of approximately 45% following the transaction. The Group will also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

The Group will contribute the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business included in its Content business segment to UHI for U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of UHI.

In connection with the transaction, UHI will receive all assets, IP and library related to the News division of the Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family.

The Boards of Directors of the Company and UHI have approved the combination.  The transaction is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals in the United States, Mexico and Colombia among others, and approval of the Company’s shareholders.

As a result of the transaction, the Group expects that its cash and cash equivalents will increase by U.S.$3,000 million, and its investment in common and preferred shares of UHI will increase by U.S.$1,500 million when the transaction is completed. The Group expects to recognize a net gain on disposition of discontinued operations in its consolidated statement of income in connection with the disposition of its Content business segment and the related assets specified in the Transaction Agreement. Additionally, after the transaction is completed, the Group expects increases in its consolidated share of income in associates derived from a larger ownership in UHI and in consolidated finance income derived from the returns from its investments in preferred shares issued by UHI to the Group in the transaction. These expected effects will be partially offset in the Group’s consolidated statement of income by a reduction in its consolidated operating income resulting primarily from the disposal of its Content business segment. The Group will continue to consolidate the results of its Content business segment until the Group ceases to have control of this business segment, in accordance with the terms of the Transaction Agreement.

Company´s stockholder approvals

On April 28, 2021, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2020, and for the year ended on that date; (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” ”D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2021; and (iii) the cancellation in May 2021 of 5,173.2 million shares of the Company’s capital stock in the form of 44.2 million CPOs, which were repurchased by the Company in 2019 and 2020.

- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting.

Dividends paid, ordinary shares:	0
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0
Dividends paid, other shares per share:	0

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Footnotes
[1] ↑
Current assets – Other current non-financial assets: As of December 31, 2020 and December 31, 2019, includes transmission rights and programming for Ps.6,396,214 thousand and Ps.6,479,258, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of December 31, 2020 and December 31, 2019, includes transmission rights and programming for Ps.7,982,796 thousand and Ps.7,901,590 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] ↑
Breakdown of credits:

The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049
were contracted at a fixed rate.
The exchange rates for the credits denominated  in foreign currency were as follows:
  Ps.19.9493  pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,324,307.
For more information on debt; see Note 9 Notes to the Unaudited Condensed Consolidated Financial  Statements.

Monetary foreign currency position:
The exchange rates used for translation were as follows :
Ps.  19.9493 pesos per US dollar
       24.3774 pesos per euro
       15,6323 pesos per canadian dollar
         0.2371 pesos per argentinean peso
         0.0280 pesos per chilean peso
         0.0057 pesos per colombian peso
         5.5170 pesos per peruvian nuevo sol
       22.5299 pesos per swiss franc
         3.8392 pesos per brazilian real
       27.2316 pesos per pound sterling
         2.4278 pesos per swedish krona

Long-term liabilities include debt in the amount of U.S.$ 1,129,428 thousands, which has been designated as hedging instrument of foreign currency investments.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2020

GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2020, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ Carlos Ferreiro Rivas	/s/ Luis Alejandro Bustos Olivares
CARLOS FERREIRO RIVAS	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, MAY 3, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 10, 2021	By	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel